Exhibit 99.1

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF
BROOKFIELD WEALTH SOLUTIONS LTD.
AS OF MARCH 31, 2026 AND DECEMBER 31, 2025
AND FOR THE THREE MONTHS ENDED
MARCH 31, 2026 AND 2025

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF US$ MILLIONS, EXCEPT SHARE DATA	Note	March 31, 2026	December 31, 2025
Assets
Available-for-sale fixed maturity securities, at fair value (net of allowance for credit losses of $5 and $4, respectively; amortized cost of $66,806 and $63,157, respectively)	3	$66,933	$64,209
Equity securities, at fair value	4	6,979	7,972
Mortgage loans on real estate, at amortized cost (net of allowance for credit losses of $108 and $113, respectively)	5	10,992	11,231
Private loans, at amortized cost (net of allowance for credit losses of $170 and $181, respectively)	6	7,742	8,415
Investment real estate, at cost (net of accumulated depreciation of $223 and $238, respectively)	7	2,980	3,000
Real estate partnerships	7	4,128	4,241
Investment funds	8	10,032	8,962
Policy loans	11	243	234
Short-term investments, at estimated fair value	11	539	475
Other invested assets	11	1,475	1,305
Total investments		112,043	110,044
Cash and cash equivalents	11	10,229	13,014
Accrued investment income		901	892
Deferred policy acquisition costs, deferred sales inducements and value of business acquired	14	11,846	11,683
Reinsurance funds withheld	11	1,593	1,435
Premiums due and other receivables		671	620
Ceded unearned premiums		331	352
Deferred tax asset	21	758	687
Reinsurance recoverables and deposit assets	16, 18, 19	11,937	12,151
Property and equipment (net of accumulated depreciation of $413 and $400, respectively)		282	290
Intangible assets (net of accumulated amortization of $263 and $237, respectively)	15	1,601	1,625
Goodwill		783	783
Other assets	11, 18	2,304	2,783
Separate account assets	13	780	822
Total assets		156,059	157,181
Liabilities
Future policy benefits	16	15,917	16,249
Policyholders’ account balances	17	94,081	92,992
Policy and contract claims	19	7,009	7,277
Deposit liabilities		1,403	1,419
Market risk benefits	18	4,501	4,536
Unearned premium reserve		1,397	1,272
Due to related parties	25	849	819
Other policyholder funds		358	360
Notes payable	8, 11	206	205
Corporate borrowings	20	789	628
Non-recourse borrowings	20	4,696	4,857
Funds withheld for reinsurance liabilities	11	3,028	3,157
Other liabilities		4,154	4,671
Separate account liabilities	13	780	822
Total liabilities		139,168	139,264

Commitments and contingencies	27

Equity
Class A exchangeable and Class B ($21.76 and $21.83 par value, respectively; 65,363,130 and 65,343,416 issued, respectively; 59,944,178 and 59,970,825 outstanding, respectively; 5,418,952 and 5,372,591 of Class A exchangeable shares held in treasury, respectively)	22	1,327	1,334
Class C ($1 par value; 272,687,160 and 272,687,160 issued and outstanding, respectively)	22	12,311	12,311
Retained earnings		2,211	2,820
Accumulated other comprehensive income	23	707	1,121
Non-controlling interests		335	331
Total equity		16,891	17,917
Total liabilities and equity		$156,059	$157,181

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE THREE MONTHS ENDED MAR. 31 US$ MILLIONS, EXCEPT PER SHARE AMOUNTS	Note	2026	2025
Net premiums	12	$687	$1,122
Other policy revenue	12	185	179
Net investment income	10	1,456	1,413
Investment related gains (losses)	10	(696)	(103)
Net investment results from reinsurance funds withheld		24	7
Total revenues		1,656	2,618

Policyholder benefits and claims incurred	12, 16, 19	(655)	(1,107)
Interest sensitive contract benefits	12, 17	(556)	(524)
Amortization of deferred policy acquisition costs, deferred sales inducements and value of business acquired	14	(345)	(339)
Change in fair value of insurance-related derivatives and embedded derivatives	9	(139)	(200)
Change in fair value of market risk benefits	12, 18	(139)	(361)
Other reinsurance expenses		(1)	(1)
Operating expenses		(369)	(382)
Interest expense		(94)	(73)
Total benefits and expenses		(2,298)	(2,987)
Net loss before income taxes		(642)	(369)
Income tax recovery	21	40	87
Net loss		$(602)	$(282)

Attributable to:
Class A exchangeable and Class B shareholders		$5	$4
Class C shareholder		(614)	(330)
Non-controlling interests		7	44
		$(602)	$(282)
Net loss per Class C share:
Basic	24	$(2.25)	$(1.64)
The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

FOR THE THREE MONTHS ENDED MAR. 31 US$ MILLIONS	Note	2026	2025
Net loss		$(602)	$(282)
Other comprehensive income (loss), net of tax:
Change in net unrealized investment gains		(736)	318
Foreign currency translation		(1)	38
Change in discount rate for future policy benefits	16	181	(58)
Change in instrument-specific credit risk for market risk benefits	18	143	49
Defined benefit pension plan adjustment		(1)	(3)
Total other comprehensive income (loss)	23	(414)	344
Comprehensive income (loss)		$(1,016)	$62

Attributable to:
Class A exchangeable and Class B shareholders	$5	$4
Class C shareholder	(1,028)	14
Non-controlling interests	7	44
	$(1,016)	$62
The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Class A exchangeable and Class B shareholders			Class C shareholder
FOR THE THREE MONTHS ENDED MAR. 31, 2026 US$ MILLIONS	Share capital	Retained earnings	Total	Share capital	Retained earnings	Accumulated other comprehensive income	Total	Non-controlling interests	Total equity
Balance as of January 1, 2026	$1,334	$44	$1,378	$12,311	$2,776	$1,121	$16,208	$331	$17,917
Net income (loss)	—	5	5	—	(614)	—	(614)	7	(602)
Other comprehensive loss	—	—	—	—	—	(414)	(414)	—	(414)
Comprehensive income (loss)	—	5	5	—	(614)	(414)	(1,028)	7	(1,016)
Other items:
Equity issuances	—	—	—	—	—	—	—	2	2
Distributions(1)	(5)	—	(5)	—	—	—	—	(5)	(10)
Acquisition of treasury shares, net	(2)	—	(2)	—	—	—	—	—	(2)
Total change in the period	(7)	5	(2)	—	(614)	(414)	(1,028)	4	(1,026)
Balance as of March 31, 2026	$1,327	$49	$1,376	$12,311	$2,162	$707	$15,180	$335	$16,891
__________________________
(1)The Company distributed $0.07 in the form of a return of capital per each Class A exchangeable and Class B share in the first quarter of 2026.

	Class A exchangeable and Class B shareholders			Class C shareholder
FOR THE THREE MONTHS ENDED MAR. 31, 2025 US$ MILLIONS	Share capital	Retained earnings	Total	Share capital	Retained earnings	Accumulated other comprehensive income	Total	Non-controlling interests(2)	Total equity
Balance as of January 1, 2025	$1,442	$28	$1,470	$8,526	$2,026	$204	$10,756	$850	$13,076
Net income (loss)	—	4	4	—	(330)	—	(330)	44	(282)
Other comprehensive income	—	—	—	—	—	344	344	—	344
Comprehensive income (loss)	—	4	4	—	(330)	344	14	44	62
Other items:
Equity issuances	—	—	—	—	—	—	—	299	299
Redemptions to non-controlling interests	—	—	—	—	—	—	—	(389)	(389)
Distributions(1)	(4)	—	(4)	—	—	—	—	(33)	(37)
Acquisition of treasury shares, net	(1)	—	(1)	—	—	—	—	—	(1)
Total change in the period	(5)	4	(1)	—	(330)	344	14	(79)	(66)
Balance as of March 31, 2025	$1,437	$32	$1,469	$8,526	$1,696	$548	$10,770	$771	$13,010
__________________________
(1)The Company distributed $0.06 in the form of a return of capital per each Class A exchangeable and Class B share in the first quarter of 2025. Distribution per share has been adjusted to reflect a three-for-two stock split on October 9, 2025.
(2)Adjusted to present the issuance and redemption of capital to non-controlling interests separately.
The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDED MAR. 31 US$ MILLIONS	2026	2025
Operating activities
Net loss	$(602)	$(282)
Adjustments to reconcile net income (loss) to net cash from operating activities:
Other policy revenue	(185)	(179)
Accretion on investments	(159)	(223)
Amortization of deferred policy acquisition costs, deferred sales inducements and value of business acquired	345	339
Deferral of policy acquisition costs	(374)	(349)
Losses (gains) on investments and derivatives	1,127	484
Provisions for credit losses	(5)	(1)
Income from real estate partnerships, investment funds and corporations	(130)	(163)
Distributions from real estate partnerships, investment funds and corporations	123	159
Interest credited to policyholders’ account balances	556	512
Change in fair value of embedded derivatives	(305)	(124)
Depreciation and amortization	56	64
Deferred income taxes	3	(90)
Changes in operating assets and liabilities:
Insurance-related liabilities	(21)	482
Deposit liabilities	(138)	(48)
Funds withheld under reinsurance	(78)	(70)
Reinsurance recoverables and deposit assets	204	350
Accrued investment income	(10)	(10)
Working capital and other	84	(322)
Cash flows from operating activities	491	529
Investing activities
Purchase of investments:
Available-for-sale fixed maturity securities	(4,696)	(3,192)
Equity securities	(110)	(43)
Mortgage loans on real estate	(338)	(290)
Private loans	(335)	(635)
Investment real estate and real estate partnerships	(146)	(68)
Investment funds	(868)	(151)
Short-term investments	(544)	(7,861)
Other invested assets	(107)	(21)
Proceeds from sales and maturities of investments:
Available-for-sale fixed maturity securities	1,364	2,050
Equity securities	12	195
Mortgage loans on real estate	595	857
Private loans	783	187
Investment real estate and real estate partnerships	185	41
Investment funds	241	35
Short-term investments	448	3,803
Other invested assets	71	18
Purchase of derivatives	(272)	(213)
Proceeds from sales and maturities of derivatives	294	299
Purchase of intangibles and property and equipment	(12)	(7)
Change in collateral held for derivatives	(719)	(575)
Other	(14)	2
Cash flows from investing activities	(4,168)	(5,569)

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
FOR THE THREE MONTHS ENDED MAR. 31 US$ MILLIONS	2026	2025
Financing activities
Return of capital to common stockholders	(5)	(4)
Borrowings from related parties	18	—
Repayment of borrowings to related parties	—	(5)
Borrowings from external parties	623	527
Repayment of borrowings to external parties	(626)	(545)
Repayment of borrowings issued to reinsurance entities	(2)	(6)
Policyholders’ account deposits	3,687	3,514
Policyholders’ account withdrawals	(2,796)	(2,301)
Debt issuance costs	—	1
Proceeds from repurchase agreement	7	26
Repayments of repurchase agreement	(7)	(26)
Issuance of capital to non-controlling interests(1)	2	299
Redemptions to non-controlling interests(1)	—	(393)
Distributions to non-controlling interests	(5)	(33)
Cash flows from financing activities	896	1,054
Cash and cash equivalents
Cash and cash equivalents, beginning of period	13,014	12,243
Net change during the period	(2,781)	(3,986)
Foreign exchange on cash balances held in foreign currencies	(4)	4
Cash and cash equivalents, end of period	$10,229	$8,261

Supplementary cash flow disclosure
Cash taxes paid (net of refunds received)	$(48)	$(23)
Cash interest paid	64	48
__________________________
(1)Adjusted to present the issuance and redemption of capital to non-controlling interests separately.
The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

NOTE 1. NATURE OF OPERATIONS
Brookfield Wealth Solutions Ltd. (“Brookfield Wealth Solutions”) is a Bermuda corporation incorporated on December 10, 2020 and governed by the laws of Bermuda. References in these financial statements to “we”, “our”, “us” or “the Company” refer to Brookfield Wealth Solutions and its subsidiaries, whereas references to “Brookfield” refer to Brookfield Corporation and its subsidiaries. The Company’s class A exchangeable shares are listed on the New York Stock Exchange (“NYSE”) and the Toronto Stock Exchange (“TSX”) under the symbol “BNT”. Our operations are located primarily in Bermuda, the United States (“U.S.”), Canada, the Cayman Islands and the United Kingdom (“U.K.”). The Company’s registered head office address is Ideation House, First Floor, 94 Pitts Bay Road, Pembroke, HM08, Bermuda.
Our company is focused on securing the financial futures of individuals and institutions through a range of retirement services, wealth protection products and tailored capital solutions. Through our direct 100% ownership interest in BWS Holdings Ltd. (“BWS Holdings”), we hold the interest in our operating subsidiaries, which are: American National Group Inc. (“ANGI”), Clearbrook Group Holdings Inc. (“Clearbrook”), Blumont Annuity Company (“BAC Canada”), Blumont Annuity Company UK Ltd (“BAC UK”), North End Re Ltd. (“NER Ltd.”) and North End Re (Cayman) SPC (“NER SPC”). The Company’s reporting segments are Annuities, Property and Casualty (“P&C”), Life Insurance and Corporate and Other. For segment information, refer to Note 26.
NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The unaudited condensed consolidated financial statements (“financial statements”) and notes thereto, including all prior periods presented, have been prepared under accounting principles generally accepted in the United States of America (“GAAP”). The financial statements are prepared on a going concern basis and have been presented in U.S. dollars (“USD”) rounded to the nearest million unless otherwise indicated. The financial statements should be read in conjunction with the December 31, 2025 audited consolidated financial statements of the Company and accompanying notes and financial statement schedules included on the Form 20-F, filed with the SEC on March 26, 2026. The results of operations for the three months ended March 31, 2026 are not necessarily indicative of the results for any subsequent period or the entire fiscal year ending December 31, 2026. These financial statements reflect all adjustments (consisting of normal recurring adjustments) which are, in the opinion of management, necessary for a fair statement of results for the interim periods presented in accordance with GAAP.
The preparation of the financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Included among the material (or potentially material) reported amounts and disclosures that require the use of estimates are fair value of certain financial assets, value of business acquired (“VOBA”), future policy benefits (“FPB”), market risk benefits (“MRB”), valuation of embedded derivatives in policyholders’ account balances (“PAB”), policy and contract claims, deferred income taxes including the recoverability of deferred tax assets. Such estimates and assumptions are subject to inherent uncertainties, which may result in actual amounts differing from reported amounts.
Basis of Consolidation
These financial statements include the accounts of the Company and its consolidated subsidiaries, which are legal entities where the Company has a controlling financial interest by either holding a majority voting interest or as the primary beneficiary of the variable interest entity (“VIE”). All intra-group transactions, balances, income and expenses are eliminated in full on consolidation.
The consolidation assessment depends on the specific facts and circumstances for each entity and requires judgment. Refer to Note 2 of the Company’s December 31, 2025 audited consolidated financial statements for a further description of the Company’s accounting policies regarding consolidation.
Adoption of New Accounting Standards
In the current period, the Company did not adopt any Accounting Standards Update (“ASU”) issued by the Financial Accounting Standards Board (“FASB”) that were material in presentation or amount.
Recently Issued Accounting Pronouncements
The Company continues to assess the impacts of the following ASUs issued but not yet adopted as of March 31, 2026 on the financial statements. ASUs not listed below were assessed and determined to be either not applicable or insignificant in presentation or amount.
ASU 2024-03 and ASU 2025-01 – On November 4, 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. The amendments in this ASU require public business entities to disclose additional information about specific expense categories in the notes to financial statements at interim and annual reporting periods. On January 6, 2025, the FASB issued ASU 2025-01, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date, which explains the effective date provisions of ASU 2024-03 for non-calendar year-end entities. ASU 2024-03 will be effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027, to be applied on either a retrospective or prospective basis subject to certain exceptions, with early adoption permitted. We are currently evaluating the impact of this ASU on our financial statements. However, as they apply to disclosure requirements, the adoption of this ASU is not anticipated to have a material impact on our profitability, financial position or cash flows.

ASU 2025-06 – On September 18, 2025, the FASB issued ASU 2025-06, Intangible—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software. The amendments in this ASU eliminate accounting consideration of software project development stages and clarifies the threshold entities should apply to begin capitalizing software costs. ASU 2025-06 will be effective for annual and interim reporting periods beginning after December 15, 2027. We are currently evaluating the impact of this ASU on our financial statements.
NOTE 3. AVAILABLE-FOR-SALE FIXED MATURITY SECURITIES
The amortized cost and fair value of available-for-sale fixed maturity securities are shown below:

AS OF MAR. 31, 2026 US$ MILLIONS	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Allowance for Credit Losses	Fair Value
U.S. treasury and government	$390	$3	$(41)	$—	$352
U.S. state and municipal	3,050	86	(26)	(4)	3,106
Foreign governments	4,041	18	(55)	—	4,004
Corporate debt securities	49,663	632	(624)	(1)	49,670
Residential mortgage-backed securities	1,107	46	(3)	—	1,150
Commercial mortgage-backed securities	3,580	96	(40)	—	3,636
Collateralized debt securities	4,975	105	(65)	—	5,015
Total fixed maturity securities	$66,806	$986	$(854)	$(5)	$66,933

AS OF DEC. 31, 2025 US$ MILLIONS	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Allowance for Credit Losses	Fair Value
U.S. treasury and government	$398	$3	$(41)	$—	$360
U.S. state and municipal	3,075	107	(21)	(3)	3,158
Foreign governments	1,827	53	(29)	—	1,851
Corporate debt securities	47,834	1,077	(311)	(1)	48,599
Residential mortgage-backed securities	1,154	52	(2)	—	1,204
Commercial mortgage-backed securities	3,649	121	(32)	—	3,738
Collateralized debt securities	5,220	128	(49)	—	5,299
Total fixed maturity securities	$63,157	$1,541	$(485)	$(4)	$64,209
The amortized cost and fair value, by contractual maturity, of available-for-sale fixed maturity securities are shown below. Actual maturities may differ from contractual maturities as borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Residential and commercial mortgage-backed securities and collateralized debt securities, which are not due at a single maturity, have been separately presented below.

AS OF MAR. 31, 2026 US$ MILLIONS	Amortized Cost	Fair Value
Due in one year or less	$2,335	$2,335
Due after one year through five years	23,502	23,696
Due after five years through ten years	13,773	13,783
Due after ten years	17,534	17,318
	57,144	57,132
Residential mortgage-backed securities	1,107	1,150
Commercial mortgage-backed securities	3,580	3,636
Collateralized debt securities	4,975	5,015
Total	$66,806	$66,933

Proceeds from sales of available-for-sale fixed maturity securities, with the related gross realized gains and losses, are shown below:

FOR THE THREE MONTHS ENDED MAR. 31 US$ MILLIONS	2026	2025
Proceeds from sales of available-for-sale fixed maturity securities	$1,364	$2,050
Gross realized gains	23	6
Gross realized losses	(6)	(3)
The Company has pledged bonds in connection with certain agreements and transactions, such as financing and reinsurance agreements. The carrying value of bonds pledged was $10.4 billion and $10.4 billion as of March 31, 2026 and December 31, 2025, respectively.
In accordance with various regulations, the Company has securities on deposit with regulating authorities with a carrying value of $165 million and $181 million as of March 31, 2026 and December 31, 2025, respectively. There are no restrictions on these assets.
The gross unrealized losses and fair value of available-for-sale fixed maturity securities, aggregated by investment category and the length of time individual securities have been in a continuous unrealized loss position due to market factors are shown below:

AS OF MAR. 31, 2026 US$ MILLIONS, EXCEPT NUMBER OF ISSUES	Less than 12 months			12 months or more			Total
	Number of Issues	Gross Unrealized Losses	Fair Value	Number of Issues	Gross Unrealized Losses	Fair Value	Number of Issues	Gross Unrealized Losses	Fair Value
U.S. treasury and government	15	$(12)	$43	26	$(29)	$89	41	$(41)	$132
U.S. state and municipal	108	(9)	549	58	(17)	210	166	(26)	759
Foreign governments	112	(32)	3,120	29	(23)	78	141	(55)	3,198
Corporate debt securities	2,839	(372)	19,022	516	(252)	2,927	3,355	(624)	21,949
Residential mortgage-backed securities	39	(1)	99	22	(2)	93	61	(3)	192
Commercial mortgage-backed securities	86	(18)	618	24	(22)	171	110	(40)	789
Collateralized debt securities	146	(25)	1,338	28	(40)	328	174	(65)	1,666
Total	3,345	$(469)	$24,789	703	$(385)	$3,896	4,048	$(854)	$28,685

AS OF DEC. 31, 2025 US$ MILLIONS, EXCEPT NUMBER OF ISSUES	Less than 12 months			12 months or more			Total
	Number of Issues	Gross Unrealized Losses	Fair Value	Number of Issues	Gross Unrealized Losses	Fair Value	Number of Issues	Gross Unrealized Losses	Fair Value
U.S. treasury and government	10	$(12)	$17	28	$(29)	$107	38	$(41)	$124
U.S. state and municipal	52	(5)	357	83	(16)	255	135	(21)	612
Foreign governments	37	(7)	431	28	(22)	76	65	(29)	507
Corporate debt securities	1,156	(95)	6,569	575	(216)	3,287	1,731	(311)	9,856
Residential mortgage-backed securities	24	—	64	20	(2)	100	44	(2)	164
Commercial mortgage-backed securities	40	(9)	210	29	(23)	290	69	(32)	500
Collateralized debt securities	69	(17)	591	25	(32)	245	94	(49)	836
Total	1,388	$(145)	$8,239	788	$(340)	$4,360	2,176	$(485)	$12,599
The unrealized losses as of March 31, 2026 and December 31, 2025 are principally related to the timing of the purchases of certain securities, which carry less yield than those available as of those dates. Approximately 96% and 93% of the fair value of fixed maturity securities shown above as of March 31, 2026 and December 31, 2025, respectively, are rated investment grade.
The Company expects to recover the amortized cost on all securities except for those securities on which it recognized an allowance for credit loss. In addition, as the Company did not have the intent to sell fixed maturity securities with unrealized losses and it was not more likely than not that the Company would be required to sell these securities prior to recovery of the amortized cost, which may be maturity, the Company did not write down these investments to fair value through the statements of operations.

Allowance for Credit Losses
Several assumptions and underlying estimates are made in the evaluation of allowance for credit loss. Examples include financial condition, near-term and long-term prospects of the issue or issuer, including relevant industry conditions and trends and implications of rating agency actions and offering prices. Based on this evaluation, unrealized losses on available-for-sale securities where an allowance for credit loss was not recorded were concentrated within the financials sector as of March 31, 2026 and December 31, 2025.
The rollforward of the allowance for credit losses for available-for-sale fixed maturity securities is shown below for the three months ended March 31, 2026 and 2025:

FOR THE PERIOD ENDED MAR. 31, 2026 US$ MILLIONS	U.S. State and Municipal	Corporate Debt Securities	Residential Mortgage Backed Securities	Collateralized Debt Securities	Total
Balance as of January 1, 2026	$(3)	$(1)	$—	$—	$(4)
Changes in previously recorded allowance	(1)	—	—	—	(1)
Balance as of March 31, 2026	$(4)	$(1)	$—	$—	$(5)

FOR THE PERIOD ENDED MAR. 31, 2025 US$ MILLIONS	U.S. State and Municipal	Corporate Debt Securities	Residential Mortgage Backed Securities	Collateralized Debt Securities	Total
Balance as of January 1, 2025	$—	$(26)	$(1)	$—	$(27)
Credit losses recognized on securities for which credit losses were not previously recorded	—	(7)	—	(1)	(8)
Reductions for securities sold during the period	—	15	—	—	15
Changes in previously recorded allowance	—	8	—	—	8
Balance as of March 31, 2025	$—	$(10)	$(1)	$(1)	$(12)
No accrued interest receivables were written off as of March 31, 2026 and December 31, 2025.

NOTE 4. EQUITY SECURITIES
The net losses on equity securities recognized in “Investment related gains (losses)” on the statements of operations are shown below:

FOR THE THREE MONTHS ENDED MAR. 31 US$ MILLIONS	2026	2025
Unrealized losses on equity securities	$(756)	$(260)
Net gains on equity securities sold	1	78
Net losses on equity securities	$(755)	$(182)
Equity securities by market sector distribution are shown below, based on carrying value:

AS OF	March 31, 2026	December 31, 2025
Consumer goods	3%	2%
Education	5%	4%
Energy and utilities	9%	8%
Finance	74%	74%
Healthcare	1%	1%
Industrials	2%	6%
Information technology	5%	4%
Other	1%	1%
Total	100%	100%
NOTE 5. MORTGAGE LOANS ON REAL ESTATE
The Company disaggregates its mortgage loan investments into two portfolio segments: commercial and residential. Commercial mortgage loans include agricultural mortgage loans. The breakdown of mortgage loans on real estate by portfolio segment is as follows:

AS OF US$ MILLIONS	March 31, 2026	December 31, 2025
Commercial mortgage loans	$8,633	$8,927
Residential mortgage loans	2,467	2,417
Total	11,100	11,344
Allowance for credit losses	(108)	(113)
Total, net of allowance	$10,992	$11,231

The Company’s commercial mortgage loan portfolio consists of loans collateralized by the related properties and diversified as to property type, location and loan size. The geographic categories come from the U.S. Census Bureau’s “Census Regions and Divisions of the United States”. The commercial mortgage loan portfolio is summarized by geographic region and property type as follows:

AS OF US$ MILLIONS, EXCEPT FOR PERCENTAGES	March 31, 2026		December 31, 2025
	Amount	Percentage	Amount	Percentage
Geographic distribution:
Pacific	$2,289	27%	$2,291	25%
Mountain	1,358	16%	1,409	16%
West North Central	246	3%	255	3%
West South Central	1,227	14%	1,197	13%
East North Central	712	8%	825	9%
East South Central	146	2%	146	2%
Middle Atlantic	646	7%	718	8%
South Atlantic	1,814	21%	1,831	21%
New England	156	2%	158	2%
Other (multi-region, non-US)	39	0%	97	1%
Total	$8,633	100%	$8,927	100%
Allowance for credit losses	(89)		(99)
Total, net of allowance	$8,544		$8,828

AS OF US$ MILLIONS, EXCEPT FOR PERCENTAGES	March 31, 2026		December 31, 2025
	Amount	Percentage	Amount	Percentage
Property type distribution:
Agricultural	$341	4%	$349	4%
Apartment	2,386	28%	2,461	28%
Hotel	897	10%	989	11%
Industrial	1,810	21%	1,825	20%
Office	1,340	16%	1,350	15%
Parking	198	2%	207	2%
Retail	1,352	16%	1,397	16%
Storage	113	1%	114	1%
Other	196	2%	235	3%
Total	$8,633	100%	$8,927	100%
Allowance for credit losses	(89)		(99)
Total, net of allowance	$8,544		$8,828
There was no interest income recognized on loans in non-accrual status for the three months ended March 31, 2026 and 2025, respectively. Impaired loans were not significant for any of the periods presented.

Allowance for Credit Losses
The Company establishes a valuation allowance to provide for the risk of credit losses inherent in its mortgage loan portfolios. The valuation allowance is maintained at a level believed adequate by management to absorb estimated expected credit losses. The valuation allowance is based on amortized cost, which excludes accrued interest receivable. The Company does not measure a credit loss allowance on accrued interest receivable, and any uncollectible accrued interest receivable balances are written off to net investment income in a timely manner. The Company did not write off any uncollectible accrued interest receivable on its commercial or residential mortgage loan portfolios for the three months ended March 31, 2026 and 2025, respectively. The rollforward of the allowance for credit losses for mortgage loans is shown below:

	2026		2025
FOR THE PERIODS ENDED MAR. 31 US$ MILLIONS	Commercial mortgage loans	Residential mortgage loans	Commercial mortgage loans	Residential mortgage loans
Balance as of January 1	$(99)	$(14)	$(149)	$(9)
Provision	(6)	(6)	(12)	(1)
Write-offs charged against the allowance	16	1	3	—
Balance as of March 31	$(89)	$(19)	$(158)	$(10)
Credit Quality Indicators
Mortgage loans are segregated by property-type and quantitative and qualitative allowance factors are applied. Qualitative factors are developed quarterly based on the pooling of assets with similar risk characteristics and historical loss experience adjusted for the expected trend in the current market environment. Credit losses are pooled by property type as it represents the most similar and reliable risk characteristics in our portfolio. The amortized cost of mortgage loans by year of origination by aging category are shown below:

AS OF MAR. 31, 2026 US$ MILLIONS	Amortized Cost Basis by Origination Year
	2026	2025	2024	2023	2022	Prior	Total
Commercial mortgage loans:
Current	$82	$1,130	$461	$252	$2,052	$4,383	$8,360
30-59 days past due	—	—	—	—	4	26	30
60-89 days past due	—	—	—	—	6	92	98
Non-accrual	—	14	—	—	26	105	145
Residential mortgage loans:
Current	62	501	289	348	759	301	2,260
30-59 days past due	—	—	1	12	17	3	33
60-89 days past due	—	—	—	4	—	—	4
Non-accrual	—	3	11	74	63	19	170
Total mortgage loans on real estate	$144	$1,648	$762	$690	$2,927	$4,929	$11,100
Allowance for credit losses							(108)
Total, net of allowance							$10,992

AS OF DEC. 31, 2025 US$ MILLIONS	Amortized Cost Basis by Origination Year
	2025	2024	2023	2022	2021	Prior	Total
Commercial mortgage loans:
Current	$1,112	$358	$309	$2,119	$978	$3,666	$8,542
30-59 days past due	—	83	—	94	—	—	177
60-89 days past due	—	—	29	10	—	2	41
Non-accrual	—	—	—	11	59	97	167
Residential mortgage loans:
Current	376	302	390	766	182	114	2,130
30-59 days past due	3	9	18	34	11	5	80
60-89 days past due	1	2	11	22	2	2	40
Non-accrual	1	4	76	66	10	10	167
Total mortgage loans on real estate	$1,493	$758	$833	$3,122	$1,242	$3,896	$11,344
Allowance for credit losses							(113)
Total, net of allowance							$11,231
It is the Company’s policy to not accrue interest on loans that are 90 days delinquent and where amounts are determined to be uncollectible. As of March 31, 2026, 275 mortgage loans were past due over 90 days or in non-accrual status (December 31, 2025 – 279 mortgage loans).
The Company’s commercial and residential mortgage loans may be subject to loan modifications. Loan modifications may be granted to borrowers experiencing financial difficulty and could include principal forgiveness, interest rate reduction, an other-than-insignificant delay or a term extension. A loan modification typically does not result in a change in valuation allowance as it is already incorporated into the Company’s allowance methodology. However, if the Company grants a borrower experiencing financial difficulty principal forgiveness, the amount of principal forgiven would be written off, which would reduce the amortized cost of the loan and result in an adjustment to the valuation allowance. The carrying amounts of mortgage loans experiencing financial difficulty were not significant for any of the periods presented.
NOTE 6. PRIVATE LOANS
The following table summarizes the credit ratings of our private loans:

AS OF US$ MILLIONS	March 31, 2026	December 31, 2025
A or higher	$2,720	$2,148
BBB	1,370	1,342
BB and below	2,804	2,918
Unrated(1)	848	2,007
Total	$7,742	$8,415
__________________________
(1)Due to the nature of private loans, external agency credit ratings may not be readily available. Where appropriate, the Company obtains non-published credit ratings from one or more third-party rating agencies, which are determined based on an independent evaluation of the transaction. For other loans without published or private credit ratings, the Company assigns internal risk ratings, based on its investment selection and monitoring process and policies. These internal risk ratings are categorized as “Unrated” above.
Allowance for Credit Losses
The rollforward of the allowance for credit losses for private loans is shown below:

FOR THE PERIODS ENDED MAR. 31 US$ MILLIONS	2026	2025
Balance as of January 1	$(181)	$(97)
Recovery (provision)	11	(8)
Balance as of March 31	$(170)	$(105)
The Company’s private loans may be subject to loan modifications. Loan modifications may be granted to borrowers experiencing financial difficulties and could include term extensions. For the three months ended March 31, 2026 and 2025, the Company did not have a significant amount of private loans that it modified for borrowers experiencing financial difficulty. Impaired loans were not significant for any of the periods presented.

NOTE 7. INVESTMENT REAL ESTATE AND REAL ESTATE PARTNERSHIPS
The carrying amounts of investment real estate, net of accumulated depreciation, and real estate partnerships by property-type are as follows:

AS OF MAR. 31, 2026 US$ MILLIONS, EXCEPT FOR PERCENTAGES	Investment real estate(1)		Real estate partnerships
	Amount	Percentage	Amount	Percentage
Hotel	$177	6%	$86	2%
Industrial	—	—%	63	2%
Land	941	32%	43	1%
Office	310	10%	1,989	48%
Retail	135	5%	1,588	38%
Apartments	46	2%	315	8%
Single family residential	1,304	43%	—	—%
Other	67	2%	44	1%
Total	$2,980	100%	$4,128	100%

AS OF DEC. 31, 2025 US$ MILLIONS, EXCEPT FOR PERCENTAGES	Investment real estate(1)		Real estate partnerships
	Amount	Percentage	Amount	Percentage
Hotel	$178	6%	$108	3%
Industrial	56	2%	62	1%
Land	807	27%	41	1%
Office	329	11%	1,943	46%
Retail	161	5%	1,529	36%
Apartments	46	2%	406	10%
Single family residential	1,311	43%	8	—%
Other	112	4%	144	3%
Total	$3,000	100%	$4,241	100%
__________________________
(1)Includes $1.3 billion of investment real estate fair valued as a result of consolidation of investment company VIE in accordance with ASC 946 as of March 31, 2026 (December 31, 2025 – $1.3 billion).
As of March 31, 2026, $64 million of real estate investments met the criteria as held-for-sale (December 31, 2025 – $63 million).

NOTE 8. VARIABLE INTEREST ENTITIES AND EQUITY METHOD INVESTMENTS
Through its investment activities, the Company regularly invests in various entities including limited partnerships (“LPs”) and limited liability companies (“LLCs”) and frequently participates in the design with their sponsors, but in most cases, its involvement is limited to financing. Some of these entities have been determined to be VIEs. In certain instances, in addition to an economic interest in the entity, the Company holds the power to direct the most significant activities of the entity and is deemed the primary beneficiary. The Company consolidates all VIEs for which it is the primary beneficiary. The assets of consolidated VIEs are restricted and must first be used to settle their liabilities. Creditors or beneficial interest holders of these VIEs have no recourse to the general credit of the Company, as its obligation is limited to the amount of its committed investment. The Company has not provided financial or other support to these consolidated VIEs in the form of liquidity arrangements, guarantees or other commitments to third parties that may affect the fair value or risk of its variable interest in these VIEs as of March 31, 2026 and December 31, 2025.
In addition to investment activities, certain of the Company’s subsidiaries are deemed VIEs. The Company is the primary beneficiary and consolidates these entities in the same manner as other entities in which the Company has a controlling financial interest by holding a majority voting interest.
(a)Consolidated Variable Interest Entities
The assets and liabilities relating to the consolidated VIEs from the Company’s investment activities included in the financial statements are as follows:

AS OF US$ MILLIONS	March 31, 2026	December 31, 2025
Available-for-sale fixed maturity securities	$233	$74
Equity securities	4,979	5,728
Mortgage loans on real estate, net of allowance	234	248
Private loans, net of allowance	1,765	1,980
Investment real estate	2,688	2,660
Real estate partnerships	3,694	3,780
Investment funds	8,687	7,997
Other invested assets	305	326
Cash and cash equivalents	396	320
Other assets	203	462
Total assets of consolidated VIEs	$23,184	$23,575
Notes payable	206	205
Other liabilities	533	768
Total liabilities of consolidated VIEs	$739	$973

(b)Unconsolidated Variable Interest Entities
For certain of the Company’s investments in various entities that are determined to be VIEs, the Company is not the primary beneficiary as it does not take an active role in the management of these investments. Such investments are reported in certain investment line items on the statements of financial position, including “Available-for-sale fixed maturity securities, at fair value” and “Investment funds”. In some instances, a consolidated VIE involves one or more underlying entities for which the Company is not the primary beneficiary because it does not have the power to direct the most significant activities of these entities. These unconsolidated VIEs that are part of consolidated VIEs are reported primarily in “Real estate partnerships” on the statements of financial position. Creditors or beneficial interest holders of the unconsolidated VIEs have no recourse to the general credit of the Company, as its obligation is limited to the amount of its committed investment. The Company has not provided financial or other support to these unconsolidated VIEs in the form of liquidity arrangements, guarantees or other commitments to third-parties that may affect the fair value or risk of its variable interest in these VIEs as of March 31, 2026 and December 31, 2025.
The carrying amount and maximum exposure to loss relating to these unconsolidated VIEs are as follows:

AS OF US$ MILLIONS	March 31, 2026		December 31, 2025
	Carrying Amount	Maximum Exposure to Loss	Carrying Amount	Maximum Exposure to Loss
Available-for-sale fixed maturity securities	$2,006	$2,402	$1,296	$1,604
Equity securities	287	287	253	253
Mortgage loans on real estate, net of allowance	388	388	414	414
Private loans, net of allowance	453	474	368	368
Real estate partnerships	3,384	3,388	3,570	3,642
Investment funds	6,969	12,560	6,489	8,994
Other invested assets	593	670	316	316
Total	$14,080	$20,169	$12,706	$15,591
(c)Equity Method Investments
Our investments in investment funds, real estate partnerships and other partnerships, of which substantially all are LPs or LLCs, are accounted for using the equity method of accounting, except for certain investments that are fair valued due to the application of the fair value option under ASC 825 or the consolidation of investment company VIEs under ASC 946. The fair value of certain investments are estimated using net asset value (“NAV”) as a practical expedient.
The Company’s investments that would require the use of the equity method of accounting, absent the election of the fair value option under ASC 825, were $14.3 billion and $13.3 billion as of March 31, 2026 and December 31, 2025, respectively. Balance as of March 31, 2026 includes partial interests in Brookfield real estate investments totaling $5.9 billion (December 31, 2025 – $6.0 billion) and $1.4 billion of common stock of Brookfield Business Corporation (“BBUC”) for which a quoted market price is available (December 31, 2025 – $1.0 billion). The aggregate value of our interest in BBUC based on the quoted market price as of March 31, 2026 was $1.7 billion (December 31, 2025 – $1.5 billion).
These equity method investments are primarily recorded as “Real estate partnerships” or “Investment funds” on the statements of financial position. We generally recognize our share of earnings in our equity method investments within “Net investment income”. For the three months ended March 31, 2026 and 2025, net investment income for Real estate partnerships and Investment funds in Note 10 principally represent our share of earnings in our equity method investments, including fair value changes from investments under ASC 825.

NOTE 9. DERIVATIVE INSTRUMENTS
The Company manages risks associated with certain assets and liabilities by using derivative instruments. Derivative instruments are financial contracts whose value is derived from underlying interest rates, exchange rates or other financial instruments. The Company does not invest in derivatives for speculative purposes.
Foreign exchange forwards, options and swaps are over-the-counter contractual agreements negotiated between counterparties. The Company purchases equity-indexed options as economic hedges against fluctuations in the equity markets to which equity-indexed products are exposed. Equity-indexed contracts include a fixed host universal-life insurance or annuity contract and an equity-indexed embedded derivative. Foreign exchange forwards, cross currency swaps and interest rate swaps are used to manage our exposure to foreign currency risk, interest rate risk or both. Futures contracts are traded in an organized market and are contractual obligations to buy or sell a financial instrument at a predetermined future time at a given price.
The notional principal represents the amount to which a rate or price is applied to determine the cash flows to be exchanged periodically and does not represent credit exposure. Maximum credit risk is the estimated cost of replacing derivative instruments which have a positive value, should the counterparty default.
Derivatives, except for embedded derivatives, are included in “Other invested assets” or “Other liabilities”, at fair value in the statements of financial position. Embedded derivatives on Modco arrangements, embedded derivatives on indexed annuity products and embedded derivatives on funds withheld arrangements are included in the statements of financial position within the “Reinsurance funds withheld”, “Policyholders’ account balances” and “Funds withheld for reinsurance liabilities” lines respectively, at fair value.
The notional amounts and fair values of freestanding derivative instruments are shown below:

AS OF US$ MILLIONS	Primary underlying risk	March 31, 2026			December 31, 2025
		Notional Amount	Fair Value(1)		Notional Amount	Fair Value(1)
			Assets	Liabilities		Assets	Liabilities
Derivatives designated as hedging instruments:
Foreign exchange forwards	Foreign currency	$1,152	$9	$(15)	$1,248	$3	$(17)
Cross currency swaps	Foreign currency	1,499	—	(22)	1,499	12	(5)
Interest rate swaps	Interest rate	2,306	12	(13)	1,797	12	—

Derivatives not designated as hedging instruments:
Equity-indexed options	Equity	$46,973	$1,087	$—	$46,883	$1,571	$—
Foreign exchange forwards	Foreign currency	7,587	54	(16)	7,447	28	(59)
Cross currency swaps	Foreign currency	1,186	5	(34)	1,001	35	(16)
Interest rate swaps	Interest rate	2,013	37	(27)	2,027	32	(22)
		$62,716	$1,204	$(127)	$61,902	$1,693	$(119)
__________________________
(1)The asset and liability balances are presented on a gross basis. Amounts are reported in “Other invested assets” and “Other liabilities” in the statements of financial position after the evaluation for rights of offset. See “Derivative Exposure” section of this note for further details.

Derivatives Designated as Hedging Instruments
The Company has designated and accounted for certain foreign exchange forwards and cross currency swaps (together “foreign currency derivatives”) as fair value hedges to protect a portion of the available-for-sale fixed maturity securities against changes in fair value due to changes in exchange rates. The Company has also designated and accounted for certain interest rate swaps (“interest rate derivatives”) as fair value hedges to convert a portion of PAB from a fixed rate liability to a floating rate liability.
For derivative instruments that were designated and qualified as fair value hedges, the gain or loss on the portion of the derivative instrument included in the assessment of hedge effectiveness and the offsetting gain or loss on the hedged item attributable to the hedged risk are recognized in the same line item in the statements of operations. The unrealized gain or loss attributable to changes in exchange rates on the available-for-sale fixed maturity securities that were designated as part of the hedge are reclassified out of other comprehensive income (“OCI”) into “Investment related gains (losses)” in the statements of operations. The remaining change in unrealized gain or loss on the hedged item not associated with the risk being hedged remains as a component of OCI. The gains (losses) on interest rate derivatives designated as hedging instruments for certain PAB are included in “Interest sensitive contract benefits” in the statements of operations.
The following represents the amount of gains (losses) related to the derivatives and hedged items that qualify for fair value hedges:

FOR THE THREE MONTHS ENDED MAR. 31 US$ MILLIONS	2026	2025
Foreign currency derivatives:
Hedged items	$8	$35
Derivatives designated as hedging instruments	(5)	(35)
Interest rate derivatives:
Hedged items	13	10
Derivatives designated as hedging instruments	(13)	(10)
Gains on fair value hedges	$3	$—
The amortized cost of available-for-sale fixed maturity securities designated and qualifying as hedged items in fair value hedges in relation to foreign currency derivatives was $2.5 billion as of March 31, 2026 (December 31, 2025 – $2.7 billion). The following table presents the carrying amount and cumulative fair value hedging adjustments for a portion of PAB designated and qualifying as hedged items in fair value hedges in relation to interest rate derivatives:

AS OF US$ MILLIONS	Carrying Amount of the Hedged Assets (Liabilities)		Cumulative Amount of Fair Value Hedging Adjustments Included in the Carrying Amount of the Hedged Assets (Liabilities)
Location in the Statements of Financial Position	March 31, 2026	December 31, 2025	March 31, 2026	December 31, 2025
Policyholders’ account balances	$(2,724)	$(2,224)	$3	$(12)

Derivatives Not Designated as Hedging Instruments
The following represents the amount of gains (losses) related to the derivatives not designated as hedging instruments, recognized in “Investment related gains (losses)” on the statements of operations, except for equity-indexed options which are recognized in “Change in fair value of insurance-related derivatives and embedded derivatives”:

FOR THE THREE MONTHS ENDED MAR. 31 US$ MILLIONS	2026	2025
Equity-indexed options	$(436)	$(334)
Equity total return swaps	—	13
Foreign exchange forwards	60	(47)
Cross currency swaps	(63)	(1)
Interest rate options	(2)	—
Interest rate swaps	1	5
Total	$(440)	$(364)
Derivative Exposure
The Company’s use of derivative instruments exposes it to credit risk in the event of non-performance by counterparties. The Company has a policy of only dealing with counterparties it believes are creditworthy and obtaining sufficient collateral where appropriate, as a means to mitigating the financial loss from defaults. The minimum credit rating of our counterparties is A- as of March 31, 2026 (December 31, 2025 – A-), and all derivatives have been appropriately collateralized by the Company and the counterparties in accordance with the terms of the derivative agreements. The Company holds collateral in cash and notes secured by U.S. government-backed assets. The non-performance risk is the net counterparty exposure based on fair value of open contracts less fair value of collateral held. The Company maintains master netting agreements with its current active trading partners. A right of offset has been applied to cash collateral that supports credit risk and has been recorded in the statements of financial position as an offset to “Other invested assets” with an associated payable to “Other liabilities” for non-cash and excess collateral. A right of offset has also been applied to derivative assets and liabilities with the same counterparty under the same master netting agreement, and such derivative instruments are presented on a net basis in the statements of financial position.
Information regarding the Company’s exposure to credit loss on the derivatives it holds, including the effect of rights of offset, is presented below:

AS OF MAR. 31, 2026 US$ MILLIONS	Gross amount of derivative instruments(1)	Gross amounts offset in the statements of financial position(2)		Net amount presented on the statements of financial position	Collateral (received) pledged in invested assets(3)	Net amount after collateral
		Counterparty netting	Cash collateral
Total derivative assets	$1,204	$(70)	$(929)	$205	$239	$444
Total derivative liabilities	$(127)	$70	$—	$(57)	$(124)	$(181)

AS OF DEC. 31, 2025 US$ MILLIONS	Gross amount of derivative instruments(1)	Gross amounts offset in the statements of financial position(2)		Net amount presented on the statements of financial position	Collateral (received) pledged in invested assets(3)	Net amount after collateral
		Counterparty netting	Cash collateral
Total derivative assets	$1,693	$(82)	$(1,548)	$63	$(28)	$35
Total derivative liabilities	$(119)	$82	$—	$(37)	$—	$(37)
__________________________
(1)Represents derivative assets and liabilities on a gross basis, which are not offset under enforceable master netting agreements that meet all offsetting criteria.
(2)Represents netting of derivative exposures covered by qualifying master netting agreements.
(3)Excludes $86 million and $64 million of initial margin posted to derivative counterparties as of March 31, 2026 and December 31, 2025, respectively. The amount as of December 31, 2025 also excludes $115 million of excess collateral received.

Embedded Derivatives
The fair values of embedded derivatives that have been separated from their host contracts, presented in the statements of financial position, are shown below:

AS OF US$ MILLIONS		March 31, 2026		December 31, 2025
	Location in the Statements of Financial Position	Fair Value		Fair Value
		Assets	Liabilities	Assets	Liabilities
Modco arrangement	Reinsurance funds withheld	$56	$—	$48	$—
Indexed annuity product	Policyholders’ account balances	—	(6,060)	—	(6,414)
Funds withheld arrangement	Funds withheld for reinsurance liabilities	—	(41)	—	(74)
		$56	$(6,101)	$48	$(6,488)
The following represents the amount of gains (losses) related to embedded derivatives recorded in the statements of operations:

FOR THE THREE MONTHS ENDED MAR. 31 US$ MILLIONS	Location in the Statements of Operations	2026	2025
Modco arrangement	Net investment results from reinsurance funds withheld	$8	$(10)
Indexed annuity product	Change in fair value of insurance-related derivatives and embedded derivatives	265	155
Funds withheld arrangement	Change in fair value of insurance-related derivatives and embedded derivatives	33	(21)
		$306	$124

NOTE 10. NET INVESTMENT INCOME AND INVESTMENT RELATED GAINS (LOSSES)
Net investment income is shown below:

FOR THE THREE MONTHS ENDED MAR. 31 US$ MILLIONS	2026	2025
Available-for-sale fixed maturity securities	$866	$748
Equity securities	52	18
Mortgage loans	183	218
Private loans	165	116
Investment real estate	12	1
Real estate partnerships	11	39
Investment funds	121	129
Policy loans	6	6
Short-term investments	3	96
Other invested assets	37	42
Total net investment income	$1,456	$1,413
Net unrealized and realized investment gains (losses) are shown below:

FOR THE THREE MONTHS ENDED MAR. 31 US$ MILLIONS	2026	2025
Available-for-sale fixed maturity securities	$23	$21
Equity securities	(755)	(182)
Mortgage loans	9	8
Private loans	(8)	11
Investment real estate	42	(8)
Real estate partnerships	—	5
Short-term investments and other invested assets	(7)	42
Total investment related gains (losses)	$(696)	$(103)

NOTE 11. FAIR VALUE OF FINANCIAL INSTRUMENTS
The carrying amount and fair value of financial instruments are shown below:

	March 31, 2026		December 31, 2025
AS OF US$ MILLIONS	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets
Available-for-sale fixed maturity securities	$66,933	$66,933	$64,209	$64,209
Equity securities(1)	6,979	6,979	7,972	7,972
Mortgage loans on real estate, net of allowance	10,992	11,114	11,231	11,343
Private loans, net of allowance	7,742	7,780	8,415	8,489
Real estate partnerships(2)	2,382	2,382	2,343	2,343
Policy loans	243	243	234	234
Short-term investments(3)	539	539	475	475
Other invested assets:
Derivative assets	1,134	1,134	1,611	1,611
Separately managed accounts	52	52	54	54
Other(4)(5)	1,219	1,219	1,189	1,188
Cash and cash equivalents	10,229	10,229	13,014	13,014
Reinsurance funds withheld – embedded derivative	56	56	48	48
Deposit assets, included in reinsurance recoverables and deposit assets(6)	5,192	5,138	5,540	5,352
Other assets – market risk benefit assets	1,193	1,193	1,174	1,174
Separate account assets	780	780	822	822
Total financial assets	$115,665	$115,771	$118,331	$118,328
Financial liabilities
Policyholders’ account balances - excluding embedded derivative(6)	$85,070	$85,070	$83,782	$83,782
Policyholders’ account balances – embedded derivative	6,060	6,060	6,414	6,414
Market risk benefits	4,501	4,501	4,536	4,536
Notes payable	206	206	205	205
Corporate and non-recourse borrowings	5,485	5,459	5,485	5,574
Funds withheld for reinsurance liabilities – embedded derivative	41	41	74	74
Other liabilities – derivative liabilities	57	57	37	37
Separate account liabilities	780	780	822	822
Total financial liabilities	$102,200	$102,174	$101,355	$101,444
__________________________
(1)The cost of equity securities as of March 31, 2026 was $6.5 billion (December 31, 2025 – $6.7 billion). Balance includes $250 million of equity securities measured at cost less any impairments, if any, as their fair values are not readily determinable and are therefore not subject to the fair value hierarchy as of March 31, 2026 (December 31, 2025 - $250 million). No amounts of impairments were recorded for the three months ended March 31, 2026.
(2)Represents financial assets that are fair valued in accordance with ASC 825.
(3)There were no amounts loaned under reverse repurchase agreements as of March 31, 2026 (December 31, 2025 – $400 million). The fair value of the collateral received under these agreements were $875 million as of December 31, 2025.
(4)Includes $754 million and $782 million of other invested assets not subject to the fair value hierarchy as of March 31, 2026 and December 31, 2025, respectively.
(5)Excludes $929 million and $1.5 billion of derivative collaterals that are recorded as an offset to “Other invested assets” in the statements of financial position and are also not included in the fair value hierarchy as of March 31, 2026 and December 31, 2025, respectively. Refer to “Derivative Exposure” section of Note 9 for details.
(6)Excludes balances associated with contracts that involve significant mortality or morbidity risks, as these fall within the definition of insurance contracts that are exceptions from financial instruments that require disclosures of fair value.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability. A fair value hierarchy is used to determine fair value based on a hypothetical transaction as of the measurement date from the perspective of a market participant. The Company has evaluated the types of securities in its investment portfolio to determine an appropriate hierarchy level based upon trading activity and the observability of market inputs. The classification of assets or liabilities within the fair value hierarchy is based on the lowest level of significant input to its valuation. The input levels are defined as follows:

Level 1	Unadjusted quoted prices in active markets for identical assets or liabilities
Level 2
Quoted prices in markets that are not active or inputs that are observable directly or indirectly. Level 2 inputs include quoted prices for similar assets or liabilities other than quoted prices in Level 1; quoted prices in markets that are not active; or other inputs that are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities

Level 3
Unobservable inputs that are supported by little or no market activity and are significant to the fair value of the assets or liabilities. Unobservable inputs reflect the Company’s own assumptions about the assumptions that market participants would use in pricing the asset or liability. Level 3 assets and liabilities include financial instruments whose values are determined using pricing models and third-party evaluation, as well as instruments for which the determination of fair value requires significant management judgment or estimation

Valuation Techniques for Assets and Liabilities Recorded at Fair Value
Available-for-sale fixed maturity securities — The Company utilizes pricing services to estimate fair value measurements. The fair value for available-for-sale fixed maturity securities that are disclosed as Level 1 measurements are based on unadjusted quoted market prices for identical assets that are readily available in an active market. The estimates of fair value for most available-for-sale fixed maturity securities, including municipal bonds, provided by the pricing service are disclosed as Level 2 measurements as the estimates are based on observable market information rather than market quotes. The pricing service utilizes market quotations for available-for-sale fixed maturity securities that have quoted prices in active markets. Since available-for-sale fixed maturity securities generally do not trade on a daily basis, the pricing service prepares estimates of fair value measurements for these securities using its proprietary pricing applications, which include available relevant market information, benchmark curves, benchmarking of like securities, sector groupings and matrix pricing. Additionally, an option adjusted spread model is used to develop prepayment and interest rate scenarios.
The pricing service evaluates each asset class based on relevant market information, credit information, perceived market movements and sector news. The market inputs utilized in the pricing evaluation, listed in the approximate order of priority, include: benchmark yields, reported trades, pricing source quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers, reference data, and economic events. The extent of the use of each market input depends on asset class and the market conditions. Depending on the security, the priority of the use of inputs may change or some market inputs may not be relevant. For some securities, additional inputs may be necessary.
The Company has reviewed the inputs and methodology used and the techniques applied by the pricing service to produce quotes that represent the fair value of a specific security. The review confirms that the pricing service is utilizing information from observable transactions or a technique that represents a market participant’s assumptions. The Company does not adjust quotes received from the pricing service. The pricing service utilized by the Company has indicated that they will only produce an estimate of fair value if there is objectively verifiable information available.
The Company holds a small amount of private placement debt and available-for-sale fixed maturity securities that have characteristics that make them unsuitable for matrix pricing. For these securities, a quote from an independent pricing source (typically a market maker) is obtained. Due to the disclaimers on the quotes that indicate the price is indicative only, the Company includes these fair value estimates in Level 3.
For securities priced using a quote from an independent pricing source, such as certain available-for-sale fixed maturity securities, the Company uses a market-based fair value analysis to validate the reasonableness of prices received. Price variances above a certain threshold are analyzed further to determine if any pricing issue exists. This analysis is performed quarterly.
Equity securities — For publicly-traded equity securities, prices are received from a nationally recognized pricing service that are based on observable market transactions, and these securities are classified as Level 1 measurements. For certain preferred stock, current market quotes in active markets are unavailable. In these instances, an estimated fair value is received from the pricing service. The service utilizes similar methodologies to price preferred stocks as it does for available-for-sale fixed maturity securities. If applicable, these estimates are disclosed as Level 2 or Level 3 measurements, depending on the use of at least one significant unobservable input. The Company tests the accuracy of the information provided by reference to other services annually.

Short-term investments — Short-term investments include fixed maturity securities with original maturities of over 90 days and less than one year at the date of acquisition, some of which are disclosed as Level 1 measurements as their fair values are based on unadjusted quoted market prices for identical assets that are readily available in an active market. Short-term investments also include commercial paper rated A2 or P2 or better by Standard & Poor’s and Moody’s, respectively, as well as certain private loans with original maturities of less than one year at the date of acquisition and amounts loaned under reverse repurchase agreements. Commercial paper, short-term private loans and amounts loaned under reverse repurchase agreements are carried at amortized cost which approximates fair value. These investments are classified as Level 2 or Level 3 measurements, depending on the use of at least one significant unobservable input.
Investment real estate and real estate partnerships — The fair values of residential real estate investments held through consolidation of investment company VIEs are initially recorded based on the cost to purchase the properties and subsequently recorded at fair value on a recurring basis and fall within Level 3 of the fair value hierarchy. The fair value of the residential real estate properties was determined using broker price opinions (“BPO”). A BPO is an appraisal methodology commonly used in the industry to estimate net proceeds from the sale of a home. The significant inputs into the valuation include market comparable home sales, age and size of the home, location and property conditions.
For certain of the Company’s interests in unconsolidated variable interest entities, the Company elected the fair value option in accordance with ASC 825 as accounting for such investments at fair value is consistent with how the Company manages and evaluates them. The fair value of such interests is derived using discounted cash flow methodology and falls within Level 3 of the fair value hierarchy.
Certain of the Company’s consolidated variable interest entities that are fair valued on a recurring basis invest in LLCs that invest in operating entities which hold multi-family real estate properties. The fair value of the LLCs is obtained from a third party and is based on the fair value of the underlying real estate held by the various operating entities. The real estate is initially calculated based on the cost to purchase the properties and subsequently calculated based on a discounted cash flow methodology. Such investments are classified as Level 3 measurements.
Investment funds — The Company owns certain investments in infrastructure LLCs through a consolidated VIE that is measured at fair value on a recurring basis. We initially recorded the investment at the cost to purchase the investment and subsequently recorded based on a discounted cash flow methodology. Investment funds that are fair valued are classified as Level 3 measurements. Certain LP funds are measured at estimated fair value using NAV as a practical expedient.
Other invested assets — The Company holds interest in an investment company limited partnership, which invests in residual tranche investments, and is a consolidated VIE. We also hold residual tranche investments to which we applied the fair value option in accordance with ASC 825 as accounting for such investments at fair value is consistent with how the Company manages and evaluates them. These investments were initially recorded at cost and are subsequently recorded at fair value using discounted cash flow methodology and fall within Level 3 of the fair value hierarchy.
Separate account assets and liabilities — The separate account assets included on the quantitative disclosures fair value hierarchy table consist of short-term investments, equity securities and available-for-sale fixed maturity securities. Equity securities are classified as Level 1 measurements. Short-term investments and available-for-sale fixed maturity securities are classified as Level 2 measurements. These classifications for separate account assets reflect the same fair value level methodologies as listed above as they are derived from the same vendors and follow the same process. The separate account assets also include cash and cash equivalents, investment funds, accrued investment income, and receivables for securities. These are not included in the quantitative disclosures of fair value hierarchy table.
Reinsurance funds withheld – embedded derivatives — Valuation model is based on quoted prices of similar, traded securities in active markets. For example, interest rates and yield curves observed at commonly quoted intervals, implied volatility, credit spread and market-corroborated inputs.

Market risk benefits — MRBs are valued using stochastic models that incorporate a spread reflecting our non-performance risk. The key assumptions for calculating the fair value of the MRBs are market assumptions such as equity market returns, interest rate levels, market volatility and correlations and policyholder behavior assumptions such as lapse, mortality, utilization and withdrawal patterns. Risk margins are included in the policyholder behavior assumptions. The assumptions are based on a combination of historical data and actuarial judgment. MRBs are classified as Level 3 fair value measurements as the fair value is based on unobservable inputs. The following significant unobservable inputs are used for measuring the fair value:
•Utilization – The utilization assumption represents the percentage of policyholders who will elect to receive lifetime income benefit payments in a given year. The range and weighted average of this assumption can vary from year to year depending on the characteristics of policies in a given cohort within the rate.
•Option budget – The option budget assumption represents the expected cost of annual call options we will purchase in the future.
•Non-performance risk – The non-performance risk assumption impacts the discount rate used in the discounted future cash flow valuation and includes the Company’s own credit risk based on the current market credit spreads for debt-like instruments the Company has issued and are available in the market. Additionally, the non-performance risk assumption includes the counterparty credit risk used in the fair value measurement of ceded market risk benefits which is determined using the current market credit spreads based on the counterparty credit rating.
•Mortality rates – The mortality rate assumptions are set based on a combination of company and industry experience, adjusted for improvement factors. Mortality rates vary by age and by demographic characteristics such as gender.
•Lapse rates – The lapse rate assumptions represent the expected rate of full surrenders which are set based on product type or feature and whether a policy is subject to surrender charges.
Derivative assets and liabilities:
•Foreign currency forward contracts – discounted cash flow model – forward exchange rates (from observable forward exchange rates at the end of the reporting period); discounted at a credit adjusted rate.
•Interest rate contracts – discounted cash flow model – forward interest rates (from observable yield curves) and applicable credit spreads discounted at a credit adjusted rate.
•Equity-index options – valued using industry accepted valuation models and are adjusted for the non-performance risk of each counterparty net of any collateral held. Inputs include market volatility and risk free interest rates and are used in income valuation techniques in arriving at a fair value for each option contract. The non-performance risk for each counterparty is based upon its credit default swap rate. The Company has no performance obligations related to the equity-index options purchased to fund its fixed index annuity and equity-indexed universal life policy liabilities. Certain equity-index options are valued based on vendor sourced prices and are classified as Level 3 measurements due to the use of significant unobservable inputs used by the vendor.
Policyholders’ account balances – embedded derivatives — The fair value of the embedded derivative component of the Company’s fixed index annuity and equity-indexed universal life policyholders’ account balances is estimated at each valuation date by (i) projecting policy contract values and minimum guaranteed contract values over the expected lives of the contracts and (ii) discounting the excess of the projected contract value amounts at the applicable risk free interest rates adjusted for the Company’s non-performance risk related to those liabilities. The following significant unobservable inputs are used for measuring the fair value: (i) Option budget; (ii) Lapse rates; and (iii) Non-performance risk. For the details of these significant unobservable inputs, refer to significant unobservable inputs for “Market risk benefits”.
Funds withheld for reinsurance liabilities – embedded derivatives — The fair value of the embedded derivative is estimated based on the fair value of the assets supporting the funds withheld payable under modified coinsurance and funds withheld coinsurance reinsurance agreements. The fair value of the embedded derivative is classified as Level 3 based on valuation methods used for the assets held supporting the reinsurance agreements.
Separately managed accounts — The separately managed account manager uses the mid-point of a range from a third-party to price these securities. Discounted cash flows (yield analysis) and market transactions approach are used in the valuation. They use discount rates, which are considered unobservable inputs.

The fair value hierarchy measurements of the assets and liabilities recorded at fair value are shown below:

AS OF MAR. 31, 2026 US$ MILLIONS	Total Fair Value	Level 1	Level 2	Level 3
Financial assets
Available-for-sale fixed maturity securities:
U.S. treasury and government	$352	$294	$58	$—
U.S. state and municipal	3,106	—	3,088	18
Foreign governments	4,004	43	3,868	93
Corporate debt securities	49,670	—	48,122	1,548
Residential mortgage-backed securities	1,150	—	1,132	18
Commercial mortgage-backed securities	3,636	—	3,607	29
Collateralized debt securities	5,015	—	2,268	2,747
Total available-for-sale fixed maturity securities	66,933	337	62,143	4,453
Equity securities:
Common stock	6,219	6,128	2	89
Preferred stock	502	20	44	438
Total equity securities	6,721	6,148	46	527
Investment real estate(1)	1,247	—	—	1,247
Real estate partnerships(1)(2)	2,422	—	—	2,422
Investment funds(1)(3)	150	—	—	150
Short-term investments	539	34	505	—
Other invested assets:
Derivative assets	1,134	—	989	145
Separately managed accounts	52	—	—	52
Other(2)	465	—	—	465
Cash and cash equivalents	10,229	10,229	—	—
Reinsurance funds withheld – embedded derivative	56	—	—	56
Premiums due and other receivables – derivative asset	19	—	19	—
Other assets – market risk benefit assets	1,193	—	—	1,193
Separate account assets	780	762	18	—
Total financial assets	$91,940	$17,510	$63,720	$10,710
Financial liabilities
Policyholders’ account balances – embedded derivative	$6,060	$—	$—	$6,060
Market risk benefits	4,501	—	—	4,501
Funds withheld for reinsurance liabilities – embedded derivative	41	—	—	41
Other liabilities – derivative liabilities	57	—	57	—
Separate account liabilities	780	762	18	—
Total financial liabilities	$11,439	$762	$75	$10,602
__________________________
(1)Balances include financial assets that are fair valued as a result of consolidation of investment company VIE in accordance with ASC 946.
(2)$2.4 billion of real estate partnerships and $465 million of other invested assets are financial assets that are fair valued in accordance with ASC 825.
(3)Balance for investment funds excludes those measured at estimated fair value using NAV per share as a practical expedient. As of March 31, 2026, the estimated fair values of investment funds measured at NAV as a practical expedient were $353 million.

AS OF DEC. 31, 2025 US$ MILLIONS	Total Fair Value	Level 1	Level 2	Level 3
Financial assets
Available-for-sale fixed maturity securities:
U.S. treasury and government	$360	$299	$61	$—
U.S. state and municipal	3,158	—	3,158	—
Foreign governments	1,851	—	1,829	22
Corporate debt securities	48,599	—	47,317	1,282
Residential mortgage-backed securities	1,204	—	1,185	19
Commercial mortgage-backed securities	3,738	—	3,628	110
Collateralized debt securities	5,299	—	2,519	2,780
Total available-for-sale fixed maturity securities	64,209	299	59,697	4,213
Equity securities:
Common stock	7,222	7,132	2	88
Preferred stock	492	20	63	409
Total equity securities	7,714	7,152	65	497
Investment real estate(1)	1,253	—	—	1,253
Real estate partnerships(1)(2)	2,385	—	—	2,385
Investment funds(1)(3)	152	—	—	152
Short-term investments	475	1	243	231
Other invested assets:
Derivative assets	1,611	—	1,408	203
Separately managed accounts	54	—	—	54
Other(2)	407	—	—	407
Cash and cash equivalents	13,014	13,014	—	—
Reinsurance funds withheld – embedded derivative	48	—	—	48
Premiums due and other receivables – derivative asset	19	—	19	—
Other assets – market risk benefit assets	1,174	—	—	1,174
Separate account assets	822	804	18	—
Total financial assets	$93,337	$21,270	$61,450	$10,617
Financial liabilities
Policyholders’ account balances – embedded derivative	$6,414	$—	$—	$6,414
Market risk benefits	4,536	—	—	4,536
Funds withheld for reinsurance liabilities – embedded derivative	74	—	—	74
Other liabilities – derivative liabilities	37	—	37	—
Separate account liabilities	822	804	18	—
Total financial liabilities	$11,883	$804	$55	$11,024
__________________________
(1)Balances include financial assets that are fair valued as a result of consolidation of investment company VIE in accordance with ASC 946.
(2)$2.3 billion of real estate partnerships and $407 million of other invested assets are financial assets that are fair valued in accordance with ASC 825.
(3)Balance for investment funds excludes those measured at estimated fair value using NAV per share as a practical expedient. As of December 31, 2025, the estimated fair values of investment funds measured at NAV as a practical expedient were $662 million.

Fair Value Information About Financial Instruments Not Recorded at Fair Value
Information about fair value estimates for financial instruments not recorded at fair value is discussed below:
Mortgage loans — The fair value of mortgage loans is estimated using discounted cash flow analyses on a loan-by-loan basis by applying a discount rate to expected cash flows from future installment and balloon payments. The discount rate takes into account general market trends and specific credit risk trends for the individual loan. Factors used to arrive at the discount rate include inputs from spreads based on U.S. Treasury notes and the loan’s credit quality, region, property-type, lien priority, payment type and current status.
Private loans — The fair value of private loans is estimated using discounted cash flow analyses on a loan-by-loan basis by applying a discount rate to expected cash flows from future installment and balloon payments. The discount rate takes into account general market trends and specific credit risk trends for the individual loan.
Policy loans — The carrying value of policy loans is the outstanding balance plus any accrued interest. Due to the collateralized nature of policy loans such that they cannot be separated from the policy contracts, the unpredictable timing of repayments and the fact that settlement is at outstanding value, the carrying value of policy loans approximates fair value.
Other invested assets — The common stock of Federal Home Loan Banks (“FHLB”) is carried at cost which approximates fair value. The fair value of the company-owned life insurance (“COLI”) is equal to the cash surrender value of the policies.
Corporate and non-recourse borrowings — Corporate and non-recourse borrowings are carried at outstanding principal balance. Fair values for subordinated debentures are estimated using discounted cash flow calculations principally based on observable inputs including the Company’s incremental borrowing rates, which reflect its credit rating, for similar types of borrowings with maturities consistent with those remaining for the debt being valued.
Notes payable — Notes payable are carried at outstanding principal balance. For a majority of the notes, the carrying value of the notes payable approximates fair value because the underlying interest rates approximate market rates at the reporting date.
Policyholders’ account balances excluding embedded derivative & deposit assets — The fair values of the policyholders’ account balances not involving significant mortality or morbidity risks, including funding agreements, are stated at the cost we would incur to extinguish the liability (i.e., the cash surrender value) as these contracts are generally issued without an annuitization date. The coinsurance deposits related to the annuity benefit reserves have fair values determined in a similar fashion. For period-certain annuity benefit contracts, the fair value is determined by discounting the benefits at the interest rates currently in effect for newly issued immediate annuity contracts. All of the fair values presented within these categories fall within Level 3 of the fair value hierarchy as most of the inputs are unobservable market data.
The carrying amount and estimated fair value of financial instruments not recorded at fair value are shown below. The table below excludes accrued investment income, which is recorded at amortized cost in the statements of financial position, as their carrying amounts approximate the fair values due to their short-term nature.

AS OF MAR. 31, 2026 US$ MILLIONS	Carrying Amount	Fair Value	FV Hierarchy Level
			Level 1	Level 2	Level 3
Financial assets
Mortgage loans on real estate, net of allowance	$10,992	$11,114	$—	$—	$11,114
Private loans, net of allowance	7,742	7,780	—	19	7,761
Policy loans	243	243	—	—	243
Deposit assets, included in reinsurance recoverables and deposit assets(1)	5,192	5,138	—	—	5,138
Other invested assets, excluding derivatives and separately managed accounts	754	754	—	422	332
Total financial assets	$24,923	$25,029
Financial liabilities
Policyholders’ account balances – excluding embedded derivative	$85,070	$85,070	—	—	85,070
Corporate and non-recourse borrowings	5,485	5,459	—	—	5,459
Notes payable	206	206	—	—	206
Total financial liabilities	$90,761	$90,735
__________________________
(1)Excludes balances associated with contracts that involve significant mortality or morbidity risks, as these fall within the definition of insurance contracts that are exceptions from financial instruments that require disclosures of fair value.

AS OF DEC. 31, 2025 US$ MILLIONS	Carrying Amount	Fair Value	FV Hierarchy Level
			Level 1	Level 2	Level 3
Financial assets
Mortgage loans on real estate, net of allowance	$11,231	$11,343	$—	$—	$11,343
Private loans, net of allowance	8,415	8,489	—	74	8,415
Policy loans	234	234	—	—	234
Deposit assets, included in reinsurance recoverables and deposit assets(1)	5,440	5,352	—	—	5,352
Other invested assets, excluding derivatives and separately managed accounts	782	781	—	417	364
Total financial assets	$26,102	$26,199
Financial liabilities
Policyholders’ account balances – excluding embedded derivative	$83,782	$83,782	—	—	83,782
Corporate and non-recourse borrowings	5,485	5,574	—	—	5,574
Notes payable	205	205	—	—	205
Total financial liabilities	$89,472	$89,561
__________________________
(1)Excludes balances associated with contracts that involve significant mortality or morbidity risks, as these fall within the definition of insurance contracts that are exceptions from financial instruments that require disclosures of fair value.
For financial assets and financial liabilities measured at fair value on a recurring basis using Level 3 inputs during the periods, reconciliations of the beginning and ending balances are shown below:

FOR THE PERIOD ENDED MAR. 31, 2026 US$ MILLIONS	Assets			Liabilities
	Invested assets(1)	Derivative assets	Reinsurance funds withheld – embedded derivative	Policyholders’ account balances – embedded derivative	Funds withheld for reinsurance liabilities – embedded derivative
Balance as of January 1, 2026	$9,192	$203	$48	$(6,414)	$(74)
Fair value changes in net income	68	(35)	8	311	33
Fair value changes in other comprehensive income	(40)	—	—	—	—
Purchases	162	37	—	—	—
Sales	(65)	—	—	—	—
Settlements or maturities	(321)	(60)	—	—	—
Premiums less benefits	—	—	—	43	—
Transfers into Level 3	441	—	—	—	—
Transfers out of Level 3	(121)	—	—	—	—
Balance as of March 31, 2026	$9,316	$145	$56	$(6,060)	$(41)
__________________________
(1)Include separately managed accounts.

FOR THE PERIOD ENDED MAR. 31, 2025 US$ MILLIONS	Assets			Liabilities
	Invested assets(1)	Derivative assets	Reinsurance funds withheld – embedded derivative	Policyholders’ account balances – embedded derivative	Funds withheld for reinsurance liabilities – embedded derivative
Balance as of January 1, 2025	$10,093	$223	$18	$(1,123)	$(37)
Fair value changes in net income	(32)	(38)	(10)	268	(18)
Fair value changes in other comprehensive income	20	—	—	—	—
Purchases	172	33	—	—	—
Sales	(45)	—	—	—	—
Settlements or maturities	(13)	(69)	—	—	—
Premiums less benefits	—	—	—	(93)	—
Transfers into Level 3	681	—	—	—	—
Transfers out of Level 3	(67)	—	—	—	—
Balance as of March 31, 2025	$10,809	$149	$8	$(948)	$(55)
__________________________
(1)Include separately managed accounts.
Transfers into and out of Level 3 for the period ended March 31, 2026 were primarily the result of changes in observable pricing. The Company’s valuation of financial instruments categorized as Level 3 in the fair value hierarchy are based on valuation techniques that use significant inputs that are unobservable or had a decline in market activity that obscured observability. The indicators considered in determining whether a significant decrease in the volume and level of activity for a specific asset has occurred include the level of new issuances in the primary market, trading volume in the secondary market, the level of credit spreads over historical levels, applicable bid-ask spreads, and price consensus among market participants and other pricing sources. Level 3 assets and liabilities include financial instruments whose values are determined using pricing models and discounted cash flow methodology based on spread/yield assumptions.

NOTE 12. REINSURANCE
The Company reinsures its business through a diversified group of reinsurers (“reinsurance ceded”) and assumes certain businesses by entering into retrocession agreements with third-party insurers (“reinsurance assumed”). Under reinsurance ceded transactions, the Company remains liable to the extent its reinsurers do not meet their obligations under the reinsurance agreements. The Company monitors trends in arbitration and any litigation outcomes with its reinsurers. Collectability of reinsurance balances is evaluated by monitoring ratings and the financial strength of its reinsurers.
In addition, certain of our subsidiaries have intercompany reinsurance agreements. All intercompany balances arising from such intercompany reinsurance agreements are eliminated in full on consolidation.
The effect of reinsurance on the applicable line items on our statements of operations are as follows:

FOR THE THREE MONTHS ENDED MAR. 31 US$ MILLIONS	2026	2025
Premiums earned:
Gross amounts, including reinsurance assumed	$922	$1,490
Reinsurance ceded	(235)	(368)
Net amount	$687	$1,122
Other policy revenue:
Gross amounts, including reinsurance assumed	$237	$257
Reinsurance ceded	(52)	(78)
Net amount	$185	$179
Policyholder benefits and claims incurred:
Gross amounts, including reinsurance assumed	$(868)	$(1,409)
Reinsurance ceded	213	302
Net amount	$(655)	$(1,107)
Interest sensitive contract benefits:
Gross amounts, including reinsurance assumed	$(593)	$(562)
Reinsurance ceded	37	38
Net amount	$(556)	$(524)
Change in fair value of market risk benefits:
Gross amounts, including reinsurance assumed	$(128)	$(392)
Reinsurance ceded	(11)	31
Net amount	$(139)	$(361)
Reinsurance Ceded
Effective July 1, 2024, several ANGI subsidiaries entered into a coinsurance reinsurance agreement with a strong rated counterparty, whereby these subsidiaries ceded a diversified block of life business representing approximately $3.3 billion of insurance liabilities, which was recorded within “Reinsurance recoverables and deposit assets” on the statements of financial position.
Reinsurance Assumed
Effective November 14, 2025, a subsidiary of ANGI entered into a modified coinsurance agreement with a third-party insurer to reinsure a PRT group annuity contract. Business assumed under this agreement for the three months ended March 31, 2026 was not significant.
Effective October 1, 2025, a subsidiary of ANGI entered into a coinsurance agreement with a third-party insurer in Japan, whereby this subsidiary reinsures certain policies on a flow basis. Business assumed under this agreement for the three months ended March 31, 2026 was not significant.
Effective December 16, 2024, a subsidiary of ANGI entered into a PRT transaction under a coinsurance reinsurance agreement with a third-party insurer in the United Kingdom, whereby this subsidiary recognized approximately $1.3 billion of investments and insurance liabilities, which was recorded within “Future policy benefits” on the statements of financial position.
Effective September 3, 2021, NER Ltd. entered into a modified coinsurance arrangement with a third-party insurer to reinsure a block of multi-year guarantee fixed annuities. Our reinsurance assumed exposure from this arrangement as of March 31, 2026 is “Reinsurance funds withheld” of $1.6 billion and “Deposit liabilities” of $1.4 billion as presented in the statements of financial position (December 31, 2025 – $1.4 billion and $1.4 billion, respectively).

NOTE 13. SEPARATE ACCOUNT ASSETS AND LIABILITIES
The following table presents the change of the Company’s separate account assets and liabilities:

AS OF AND FOR THE THREE MONTHS ENDED MAR. 31 US$ MILLIONS	2026	2025
Balance, beginning of period	$822	$1,343
Additions (deductions):
Policyholder deposits	16	19
Net investment income	19	23
Net realized capital gains (losses) on investments	(35)	(43)
Policyholder benefits and withdrawals	(34)	(31)
Net transfer to general account	(4)	(54)
Policy charges	(4)	(4)
Total changes	(42)	(90)
Balance, end of period	$780	$1,253

Cash surrender value	$752	$686
NOTE 14. DEFERRED POLICY ACQUISITION COSTS, DEFERRED SALES INDUCEMENTS AND VALUE OF BUSINESS ACQUIRED
The following tables present a rollforward of DAC, deferred sales inducements (“DSI”) and value of business acquired (“VOBA asset”) for the periods indicated:

AS OF AND FOR THE THREE MONTHS ENDED MAR. 31, 2026 US$ MILLIONS	Annuities	P&C	Life Insurance	Total
DAC:
Balance, beginning of period	$1,893	$166	$377	$2,436
Additions	224	135	15	374
Amortization	(49)	(73)	(5)	(127)
Net change	175	62	10	247
Balance, end of period	$2,068	$228	$387	$2,683
DSI:
Balance, beginning of period	$1,114	$—	$—	$1,114
Additions	134	—	—	134
Amortization	(24)	—	—	(24)
Net change	110	—	—	110
Balance, end of period	$1,224	$—	$—	$1,224
VOBA asset:
Balance, beginning of period	$8,061	$14	$58	$8,133
Amortization	(191)	(2)	(1)	(194)
Net change	(191)	(2)	(1)	(194)
Balance, end of period	$7,870	$12	$57	$7,939
Total DAC, DSI and VOBA asset	$11,162	$240	$444	$11,846

AS OF AND FOR THE THREE MONTHS ENDED MAR. 31, 2025 US$ MILLIONS	Annuities	P&C	Life Insurance	Total
DAC:
Balance, beginning of period	$886	$184	$306	$1,376
Additions	223	102	24	349
Amortization	(20)	(107)	(6)	(133)
Net change	203	(5)	18	216
Balance, end of period	$1,089	$179	$324	$1,592
DSI:
Balance, beginning of period	$393	$—	$—	$393
Additions	142	—	—	142
Amortization	(8)	—	—	(8)
Net change	134	—	—	134
Balance, end of period	$527	$—	$—	$527
VOBA asset:
Balance, beginning of period	$8,838	$27	$62	$8,927
Amortization	(194)	(3)	(1)	(198)
Net change	(194)	(3)	(1)	(198)
Balance, end of period	$8,644	$24	$61	$8,729
Total DAC, DSI and VOBA asset	$10,260	$203	$385	$10,848
The following table provides the projected VOBA asset amortization expenses for a five-year period and thereafter as of March 31, 2026:

Years	US$ MILLIONS
2026(1)	$554
2027	679
2028	623
2029	568
2030	520
Thereafter	4,995
Total amortization expense	$7,939
__________________________
(1)Expected amortization for the remainder of 2026.

NOTE 15. INTANGIBLE ASSETS
The components of definite-lived and indefinite-lived intangible assets are as follows. Refer to Note 14 for VOBA asset, which is an actuarial intangible asset arising from a business combination.

	March 31, 2026			December 31, 2025
AS OF US$ MILLIONS	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Definite-lived intangible assets:
Distributor relationships	$1,462	$(117)	$1,345	$1,467	$(106)	$1,361
Trade name	71	(18)	53	71	(16)	55
Unpaid claims reserve intangible asset	103	(65)	38	103	(61)	42
Software and other	165	(63)	102	158	(54)	104
Total definite-lived intangible assets	1,801	(263)	1,538	1,799	(237)	1,562
Indefinite-lived intangible assets:
Insurance licenses	63	—	63	63	—	63
Total	$1,864	$(263)	$1,601	$1,862	$(237)	$1,625
No impairment expenses of intangible assets were recognized for the three months ended March 31, 2026 and 2025. The Company estimates that its intangible assets do not have any significant residual value in determining their amortization. Amortization expenses were $26 million and $37 million for the three months ended March 31, 2026 and 2025, respectively.
The following table outlines the estimated future amortization expense related to definite-lived intangible assets held as of March 31, 2026:

Years	US$ MILLIONS
2026(1)	$91
2027	106
2028	95
2029	80
2030	75
Thereafter	1,091
Total amortization expense	$1,538
__________________________
(1)Expected amortization for the remainder of 2026.

NOTE 16. FUTURE POLICY BENEFITS
The reconciliation of the balances described in the table below to the “Future policy benefits” in the statements of financial position is as follows.

AS OF US$ MILLIONS	March 31, 2026	December 31, 2025
Future policy benefits:
Annuities	$11,945	$12,277
Life Insurance	1,913	1,917
Deferred profit liability:
Annuities	226	226
Life Insurance	101	99
Other contracts and VOBA liability	1,732	1,730
Total future policy benefits	$15,917	$16,249

The balances and changes in the liability for future policy benefits are as follows:

AS OF AND FOR THE THREE MONTHS ENDED MAR. 31, 2026 US$ MILLIONS	Annuities	Life Insurance	Total
Present value of expected net premiums:
Balance, beginning of period	$—	$2,183	$2,183
Beginning balance at original discount rate	—	2,302	2,302
Effect of changes in cash flow assumptions	—	(10)	(10)
Effect of actual variances from expected experience	2	15	17
Adjusted beginning of period balance	2	2,307	2,309
Issuances	120	9	129
Interest accrual	1	23	24
Net premiums collected	(123)	(92)	(215)
Derecognitions (lapses and withdrawals)	—	—	—
Ending balance at original discount rate	—	2,247	2,247
Effect of changes in discount rate assumptions	—	(112)	(112)
Balance, end of period	$—	$2,135	$2,135

Present value of expected future policy benefits
Balance, beginning of period	$12,277	$4,100	$16,377
Beginning balance at original discount rate	12,425	4,459	16,884
Effect of changes in cash flow assumptions(1)	13	(42)	(29)
Effect of actual variances from expected experience	(18)	26	8
Adjusted beginning of period balance	12,420	4,443	16,863
Issuances	126	9	135
Interest accrual	130	44	174
Benefit payments	(270)	(87)	(357)
Derecognitions (lapses and withdrawals)	4	—	4
Foreign currency translation	(97)	—	(97)
Ending balance at original discount rate	12,313	4,409	16,722
Effect of changes in discount rate assumptions	(368)	(361)	(729)
Balance, end of period	$11,945	$4,048	$15,993

Net liability for future policy benefits	11,945	1,913	13,858
Less: Reinsurance recoverables	(11)	(1,268)	(1,279)
Net liability for future policy benefits, after reinsurance recoverable	$11,934	$645	$12,579

Weighted average liability duration of future policy benefits (years)	8	14
Weighted average interest accretion rate	5%	5%
Weighted average current discount rate	5%	6%
__________________________
(1)For the three months ended March 31, 2026, the Company recognized liability remeasurement losses of $25 million from the net effect of the changes in cash flow assumptions, which were included in “Policyholder benefits and claims incurred” in the statements of operations.

AS OF AND FOR THE THREE MONTHS ENDED MAR. 31, 2025 US$ MILLIONS	Annuities	Life Insurance	Total
Present value of expected net premiums
Balance, beginning of period	$—	$2,353	$2,353
Beginning balance at original discount rate	—	2,507	2,507
Effect of changes in cash flow assumptions	—	61	61
Effect of actual variances from expected experience	(2)	(34)	(36)
Adjusted beginning of period balance	(2)	2,534	2,532
Issuances	411	2	413
Interest accrual	3	25	28
Net premiums collected	(412)	(76)	(488)
Ending balance at original discount rate	—	2,485	2,485
Effect of changes in discount rate assumptions	—	(126)	(126)
Balance, end of period	$—	$2,359	$2,359

Present value of expected future policy benefits
Balance, beginning of period	$10,287	$4,169	$14,456
Beginning balance at original discount rate	10,518	4,601	15,119
Effect of changes in cash flow assumptions(1)	2	71	73
Effect of actual variances from expected experience	(30)	(37)	(67)
Adjusted beginning of period balance	10,490	4,635	15,125
Issuances	412	2	414
Interest accrual	118	45	163
Benefit payments	(210)	(77)	(287)
Derecognitions (lapses and withdrawals)	24	—	24
Foreign currency translation	23	—	23
Ending balance at original discount rate	10,857	4,605	15,462
Effect of changes in discount rate assumptions	(150)	(381)	(531)
Balance, end of period	$10,707	$4,224	$14,931

Net liability for future policy benefits	10,707	1,865	12,572
Less: Reinsurance recoverables	(15)	(1,262)	(1,277)
Net liability for future policy benefits, after reinsurance recoverable	$10,692	$603	$11,295

Weighted average liability duration of future policy benefits (years)	7	15
Weighted average interest accretion rate	5%	5%
Weighted average current discount rate	5%	6%
__________________________
(1)For the three months ended March 31, 2025, the Company recognized liability remeasurement losses of $20 million from the net effect of the changes in cash flow assumptions, which were included in “Policyholder benefits and claims incurred” in the statements of operations.

The amounts of undiscounted and discounted expected gross premiums and future benefit payments follow:

AS OF MAR. 31 US$ MILLIONS	2026		2025
	Undiscounted	Discounted	Undiscounted	Discounted
Annuities:
Expected future benefit payments	$20,375	$11,941	$17,999	$10,679
Expected future gross premiums	—	—	—	—
Life Insurance:
Expected future benefit payments	$8,328	$4,048	$8,705	$4,224
Expected future gross premiums	5,153	3,040	5,587	3,344
Total:
Expected future benefit payments	$28,703	$15,989	$26,704	$14,903
Expected future gross premiums	5,153	3,040	5,587	3,344
The amount of revenue and interest recognized in the statements of operations follows:

FOR THE THREE MONTHS ENDED MAR. 31 US$ MILLIONS	Gross Premiums or Assessments		Interest Expense
	2026	2025	2026	2025
Annuities	$127	$423	$131	$116
Life Insurance	92	105	21	20
NOTE 17. POLICYHOLDERS’ ACCOUNT BALANCES
Policyholders’ account balances relate to investment-type contracts and universal life-type policies as well as balances relating to funding agreements. Investment-type contracts principally include traditional individual fixed rate annuities and fixed index annuities in the accumulation phase and non-variable group annuity contracts.
The changes in policyholders’ account balances and the reconciliation to “Policyholders’ account balances” in the statements of financial position are as follows.

	2026			2025
AS OF AND FOR THE THREE MONTHS ENDED MAR. 31 US$ MILLIONS	Annuities	Life Insurance	Total	Annuities	Life Insurance	Total
Balance, beginning of period	$86,999	$2,193	$89,192	$80,046	$2,107	$82,153
Issuances	3,282	4	3,286	3,276	14	3,290
Premiums received	29	110	139	31	109	140
Policy charges	(142)	(93)	(235)	(131)	(83)	(214)
Surrenders and withdrawals	(2,771)	(29)	(2,800)	(2,419)	(24)	(2,443)
Interest credited	741	29	770	699	12	711
Benefit payments	(322)	—	(322)	(269)	—	(269)
Other	(3)	—	(3)	2	—	2
Balance, end of period	$87,813	$2,214	$90,027	$81,235	$2,135	$83,370
Reconciling items:
Funding agreements			$2,825			$515
Embedded derivative and other			1,229			721
Total policyholders’ account balances			$94,081			$84,606

Weighted average crediting rate	3%	5%	3%	4%
Net amount at risk(1)	$13,653	$38,785	$12,673	$38,851
Cash surrender value	$80,984	$1,973	$74,934	$1,870
__________________________
(1)Net amount at risk is defined as the current guarantee amount in excess of the current account balance.

The balance of account values by range of guaranteed minimum crediting rates and the related range of difference, in basis points, between rates being credited to policyholders and the respective guaranteed minimums follow.

AS OF MAR. 31, 2026 US$ MILLIONS	Range of Guaranteed Minimum Crediting Rate	At Guaranteed Minimum	1 - 50 Basis Points Above	51 - 150 Basis Points Above	> 150 Basis Points Above	Other(1)	Total
Annuities	0% - 1%	$3,245	$2,521	$4,092	$5,512	$—	$15,370
	1% - 2%	2,090	265	843	1,055	—	4,253
	2% - 3%	1,861	510	291	16,076	—	18,738
	Greater than 3%	256	6	11	7	—	280
	Other(1)	—	—	—	—	49,172	49,172
	Total	$7,452	$3,302	$5,237	$22,650	$49,172	$87,813

Life Insurance	1% - 2%	$43	$12	$74	$876	$—	$1,005
	2% - 3%	415	—	219	—	—	634
	Greater than 3%	575	—	—	—	—	575
	Total	$1,033	$12	$293	$876	$—	$2,214

AS OF MAR. 31, 2025 US$ MILLIONS	Range of Guaranteed Minimum Crediting Rate	At Guaranteed Minimum	1 - 50 Basis Points Above	51 - 150 Basis Points Above	> 150 Basis Points Above	Other(1)	Total
Annuities	0% - 1%	$3,890	$2,737	$3,913	$4,697	$—	$15,237
	1% - 2%	1,598	323	1,109	1,648	—	4,678
	2% - 3%	1,810	394	187	10,421	—	12,812
	Greater than 3%	278	7	3	10	—	298
	Other(1)	—	—	—	—	48,210	48,210
	Total	$7,576	$3,461	$5,212	$16,776	$48,210	$81,235

Life Insurance	1% - 2%	$35	$2	$63	$766	$—	$866
	2% - 3%	390	—	223	—	—	613
	Greater than 3%	656	—	—	—	—	656
	Total	$1,081	$2	$286	$766	$—	$2,135
__________________________
(1)Other includes products with either a fixed rate or no guaranteed minimum crediting rate or allocated to index strategies.

NOTE 18. MARKET RISK BENEFITS
The net balance of market risk benefit assets and liabilities of, and changes in guaranteed minimum withdrawal benefits associated with, annuity contracts follows.

AS OF AND FOR THE THREE MONTHS ENDED MAR. 31 US$ MILLIONS	2026	2025
Balance, beginning of period	$3,362	$2,799
Balance, beginning of period, before effect of changes in the instrument-specific credit risk	3,349	2,549
Issuance	—	5
Interest accrual	38	33
Attributed fees collected	68	53
Benefits payments	—	—
Effect of changes in interest rates	(67)	203
Effect of changes in equity markets	147	151
Effect of changes in equity index volatility	(90)	(70)
Effect of changes in future expected policyholder behavior	31	16
Effect of changes in other future expected assumptions	—	3
Balance, end of period, before effect of changes in the instrument-specific credit risk	3,476	2,943
Effect of changes in the ending instrument-specific credit risk	(168)	178
Balance, end of period	3,308	3,121
Less: Reinsured MRB, end of period	(589)	(557)
Balance, end of period, net of reinsurance	$2,719	$2,564

Net amount at risk(1)	$13,193	$12,238
Weighted-average attained age of contract holders (years)	71	71
__________________________
(1)Net amount at risk is defined as the current guarantee amount in excess of the current account balance.
The reconciliation of market risk benefits by amounts in an asset position and in a liability position to the “Market risk benefits” amount in the statements of financial position follows.

AS OF US$ MILLIONS	March 31, 2026			December 31, 2025
	Asset	Liability	Net	Asset	Liability	Net
Market risk benefits	$1,193	$(4,501)	$(3,308)	$1,174	$(4,536)	$(3,362)

NOTE 19. LIABILITY FOR UNPAID CLAIMS AND CLAIM ADJUSTMENT EXPENSES
The liability for unpaid claims and claim adjustment expenses (“unpaid claims”) for property and casualty insurance is included in “Policy and contract claims” in the statements of financial position and is the amount estimated for incurred but not reported claims (“IBNR”) and claims that have been reported but not settled (“case reserves”), as well as associated claim adjustment expenses.
Information regarding the liability for unpaid claims is shown below:

AS OF AND FOR THE THREE MONTHS ENDED MAR. 31 US$ MILLIONS	2026	2025
Policy and contract claims, beginning	$7,277	$7,659
Less: Unpaid claims balance, beginning – long-duration	300	219
Gross unpaid claims balance, beginning – short-duration	6,977	7,440
Less: Reinsurance recoverables, beginning	2,742	3,083
Less: Foreign currency translation	2	1
Net balance, beginning – short-duration	4,233	4,356
Add: incurred related to
Current accident year	342	438
Prior accident years	2	(2)
Total incurred claims	344	436
Less: paid claims related to
Current accident year	71	116
Prior accident years	344	369
Total paid claims	415	485
Net unpaid claims balance, ending – short-duration	4,162	4,307
Add: Foreign currency translation	2	—
Add: Reinsurance recoverables, ending	2,620	3,048
Gross unpaid claims balance, ending – short-duration	6,784	7,355
Add: Unpaid claims balance, ending – long-duration	225	233
Policy and contract claims, ending	$7,009	$7,588
The estimates for ultimate incurred claims attributable to insured events of prior years increased by $2 million and decreased by $2 million, respectively, for the three months ended March 31, 2026 and 2025. The unfavorable development in 2026 was primarily related to higher-than-anticipated losses within certain run-off lines, which were partially offset by favorable development within certain casualty lines. The favorable development in 2025 was primarily related to lower-than-anticipated losses within certain casualty lines.
For short-duration health insurance claims, the total of IBNR plus expected development on reported claims as of March 31, 2026 and December 31, 2025 were $5 million and $6 million respectively.

NOTE 20. CORPORATE AND NON-RECOURSE BORROWINGS
Corporate and Non-Recourse Borrowings
The following is a summary of our corporate and non-recourse borrowings:

AS OF US$ MILLIONS	March 31, 2026		December 31, 2025
	Principal Balance	Carrying Amount	Principal Balance	Carrying Amount
Corporate borrowings(1)	$789	$789	$628	$628
Non-recourse borrowings:
364-day revolving credit facility due October 2026(2)	747	747	912	912
Term loan due May 2027(3)	100	99	100	98
5.00% senior notes due June 2027	500	492	500	490
Term loan due September 2028(3)	750	749	750	749
5.75% senior notes due October 2029	600	596	600	596
6.14% senior notes due June 2032	500	497	500	497
6.00% senior notes due July 2035	700	692	700	692
5.00% subordinated notes due June 2047	100	84	100	84
7.00% junior subordinated notes due December 2055	500	494	500	494
Junior subordinated debentures(3)(4)	265	246	265	245
Total non-recourse borrowings	$4,762	$4,696	$4,927	$4,857
__________________________
(1)Represent bilateral revolving credit facilities backed by third-party financial institutions, which bear interest at the specified SOFR, Prime, or bankers’ acceptance rate plus a spread. As of March 31, 2026, the total borrowing capacity on the credit facilities was $1.3 billion (December 31, 2025 – $1.3 billion).
(2)The 364-day revolving credit facility, which bears interest at the specified SOFR, Prime, or bankers’ acceptance rate plus a spread, is for the purpose of temporarily warehousing investments that will ultimately be transferred into its insurance investment portfolios in the near term. The facility borrowings are generally secured by the underlying investments related to the credit facility drawings. The Company pledged investments totaling $637 million as collateral as of March 31, 2026, consisting of $130 million of investment funds, $4 million of cash and cash equivalents and $503 million of real estate partnerships. As of December 31, 2025, investments totaling $761 million were pledged as collateral consisting of $260 million of investment funds, $9 million of cash and cash equivalents and $492 million of real estate partnerships. As of March 31, 2026, the total borrowing capacity on the credit facilities was $1.0 billion (December 31, 2025 – $1.0 billion).
(3)Interest on the amount borrowed is tied to SOFR plus a margin and is reset and paid quarterly.
(4)Represent a series of junior subordinated debentures due between May 2033 and September 2037 issued to our subsidiary trusts that are not consolidated.
The weighted average interest rates on outstanding borrowings that mature within one year were 5.44% and 5.46% as of March 31, 2026 and December 31, 2025, respectively.
The above noted facilities require the Company and its subsidiaries to maintain minimum net worth covenants. As of March 31, 2026 and December 31, 2025, the Company was in compliance with its financial covenants.
Brookfield Credit Agreement
The Company also has a credit facility with Brookfield maturing in June 2026 that, as of March 31, 2026, permitted borrowings of up to $400 million under the Brookfield Credit Agreement. As of March 31, 2026 and December 31, 2025, there were no amounts drawn on the facility.

NOTE 21. INCOME TAXES
For the three months ended March 31, 2026, the effective tax rate on pre-tax income was 6.3% (March 31, 2025 – 23.6%). The Company’s effective tax rate differed from the statutory tax rate of 15.0% (March 31, 2025 – 21.0%) primarily due to international operations subject to different tax rates and changes in tax rates and imposition of new tax legislation.
Pillar Two and Bermuda Corporate Income Tax Regime
In December 2023, the Government of Bermuda enacted a CIT regime, designed to align with the Organization for Economic Cooperation and Development’s (“OECD”) global minimum tax rules. The Corporate Income Tax Act 2023 came into operation in its entirety on January 1, 2025. The regime applies a 15% CIT to Bermuda businesses that are part of Multinational Enterprise (“MNE”) groups with annual revenue of €750 million or more. The Company had deferred tax assets totaling $446 million as of March 31, 2026 relating to this regime (December 31, 2025 – $457 million).
The Company has foreign operating subsidiaries principally located in Bermuda, the U.S., Canada, the Cayman Islands, Luxembourg, as well as the U.K. The U.K. enacted legislation in July 2023, implementing certain provisions of Pillar Two. Subsequently on March 21, 2025, the U.K. enacted certain amendments to its Pillar Two legislation, introducing the undertaxed payment rule (“UTPR”) for accounting periods beginning on or after December 31, 2025. Under the amended legislation, the UTPR would be applied as additional top-up tax levied directly on U.K. constituent entities in an amount equal to the UTPR top-up tax allocated to the U.K. Following the U.K.’s adoption of the OECD January 2025 Administrative Guidance, the Company reversed a top-up tax previously accrued on non-UK operations.
On June 20, 2024, Canada enacted new legislation imposing a 15% global minimum tax on profits. The legislation applies retroactively and implements an income inclusion rule (“IIR”) and a qualified domestic minimum top-up tax (“QDMTT”) for fiscal years that begin on or after December 31, 2023. As of March 31, 2026, Canada has not enacted legislation addressing the UTPR.
Luxembourg implemented the Pillar Two rules in line with the EU Council Directive on December 14, 2022, which introduced an IIR tax (for fiscal years starting on or after December 31, 2023), a UTPR tax (for fiscal years starting on or after December 31, 2024) and a QDMTT (for fiscal years starting on or after December 31, 2023).
The U.S. and Cayman Islands have not yet passed legislation with respect to the Pillar Two.
Based on our evaluation of the enacted Pillar Two legislation in Canada and Luxembourg, we determined that there was no material impact on the effective tax rate for the three months ended March 31, 2026.
The Company continues to monitor legislative developments and assess the impact of the global minimum tax requirements across jurisdictions in which it operates.

NOTE 22. SHARE CAPITAL
As of March 31, 2026 and December 31, 2025, the share capital of the Company comprises the following:

AS OF US$ MILLIONS, EXCEPT FOR PAR VALUE AND SHARE AMOUNTS	March 31, 2026					December 31, 2025
	Par Value		Authorized to Issue	Outstanding(1)	Carrying Amount	Par Value		Authorized to Issue	Outstanding(1)	Carrying Amount
Class A Senior Preferred Shares		$25.00	100,000,000	—	$—		$25.00	100,000,000	—	$—
Class B Senior Preferred Shares	C$	25.00	100,000,000	—	—	C$	25.00	100,000,000	—	—
Class A Junior Preferred Shares	25.00		1,000,000,000	—	—	25.00		1,000,000,000	—	—
Class B Junior Preferred Shares	C$	25.00	1,000,000,000	—	—	C$	25.00	1,000,000,000	—	—
Class A Exchangeable Shares	21.76		1,500,000,000	59,908,178	1,326	21.83		1,500,000,000	59,934,825	1,333
Class A-1 Exchangeable Shares	21.76		750,000,000	—	—	21.83		750,000,000	—	—
Class B Shares	21.76		750,000	36,000	1	21.83		750,000	36,000	1
Class C Shares	1.00		1,000,000,000	272,687,160	12,311	1.00		1,000,000,000	272,687,160	12,311
__________________________
(1)The number of issued shares is the same as the number of outstanding shares for all share types, except for Class A exchangeable shares. The number of issued Class A exchangeable shares was 65,327,130 as of March 31, 2026, including 5,418,952 shares held in treasury. The number of issued Class A exchangeable shares as of December 31, 2025 was 65,307,416, including 5,372,591 shares held in treasury.
The following events impacted the Company’s share capital position for the three months ended March 31, 2026 and 2025, respectively:
•On February 26, 2026, we repurchased 26,647 Class A exchangeable shares.
•On February 24, 2025, we repurchased 96,744 Class A exchangeable shares.
Repurchased shares were held in treasury as of March 31, 2026 and December 31, 2025, respectively.
The movement of shares outstanding is as follows:

	2026			2025
AS OF AND FOR THE PERIODS ENDED MAR. 31 SHARE AMOUNTS	Class A Exchangeable Shares	Class B Shares	Class C Shares	Class A Exchangeable Shares(1)	Class B Shares(1)	Class C Shares
Outstanding as of January 1	59,934,825	36,000	272,687,160	62,154,774	36,000	201,116,647
Acquisition of treasury shares, net	(26,647)	—	—	(96,744)	—	—
Outstanding as of March 31	59,908,178	36,000	272,687,160	62,058,030	36,000	201,116,647
__________________________
(1)The number of shares outstanding for Class A exchangeable and Class B shares was adjusted to reflect the three-for-two stock split in the form of a stock split completed on October 9, 2025, whereby we issued one-half of a Class A exchangeable share and one half of a Class B share for each Class A exchangeable and Class B share outstanding, respectively.
NOTE 23. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
The components of and changes in the accumulated other comprehensive income (“AOCI”), and the related tax effects, are shown below:

AS OF AND FOR THE PERIODS ENDED MAR. 31, 2026 US$ MILLIONS	Change in Net Unrealized Investment Gains (Losses)	Foreign Currency Translation	Change in Discount Rate for Future Policy Benefits	Change in Instrument-Specific Credit Risk for Market Risk Benefits	Defined Benefit Pension Plan Adjustment	Total
Balance as of January 1, 2026	$754	$16	$280	$(3)	$74	$1,121
Other comprehensive income (loss) before reclassifications	(947)	(1)	233	182	(2)	(535)
Amounts reclassified to net income	9	—	—	—	—	9
Deferred income tax recovery (expense)	202	—	(52)	(39)	1	112
Balance as of March 31, 2026	$18	$15	$461	$140	$73	$707

AS OF AND FOR THE PERIODS ENDED MAR. 31, 2025 US$ MILLIONS	Change in Net Unrealized Investment Gains (Losses)	Foreign Currency Translation	Change in Discount Rate for Future Policy Benefits	Change in Instrument-Specific Credit Risk for Market Risk Benefits	Defined Benefit Pension Plan Adjustment	Total
Balance as of January 1, 2025	$(12)	$(61)	$362	$(189)	$104	$204
Other comprehensive income (loss) before reclassifications	410	46	(83)	68	(4)	437
Amounts reclassified from net income	(6)	—	—	—	—	(6)
Deferred income tax recovery (expense)	(86)	(8)	25	(19)	1	(87)
Balance as of March 31, 2025	$306	$(23)	$304	$(140)	$101	$548
NOTE 24. EARNINGS PER SHARE
The components of basic earnings per share are summarized in the following table:

FOR THE THREE MONTHS ENDED MAR. 31 US$ MILLIONS, EXCEPT FOR PER SHARE AMOUNTS AND SHARES	2026	2025
Net loss	$(602)	$(282)
Attributable to:
Class A exchangeable and Class B shareholders	$5	$4
Class C shareholder	(614)	(330)
Non-controlling interests	7	44
	$(602)	$(282)

Earnings per class C share – basic	$(2.25)	$(1.64)

Weighted average shares – Class C shares	272,687,160	201,116,647

NOTE 25. RELATED PARTY TRANSACTIONS
In the normal course of operations, the Company entered into the transactions below with related parties.
(a)Related party transactions under agreements with Brookfield
The Company has an outstanding equity commitment in the amount of $2.0 billion from Brookfield to fund future growth, which the Company may draw on from time to time. As of March 31, 2026 and 2025, there were no amounts drawn under the equity commitment.
The Company has a revolving credit facility with Brookfield under the Brookfield Credit Agreement. Refer to Note 20 for more details. The Company also has a support agreement and a rights agreement with Brookfield in relation to our exchangeable shares as well as a licensing agreement with Brookfield in relation to our use of the name “Brookfield” and its logo. No amounts have been incurred in the statements of operations under these agreements for the three months ended March 31, 2026 and 2025.
The following table reflects our related party transactions under other agreements with Brookfield recorded in the statements of operations:

FOR THE THREE MONTHS ENDED MAR. 31 US$ MILLIONS	2026	2025
Administration fees to Brookfield	4	2
Investment management fees to Brookfield(1)	68	52
__________________________
(1)The Company had $63 million and $52 million of investment management fees payable to Brookfield as of March 31, 2026 and 2025, respectively, which are included in “Due to related parties” on the statements of financial position. The remaining “Due to related parties” balances as of March 31, 2026 and 2025 are primarily related to accounts and loans payable to Brookfield and its subsidiaries.
(b)Other related party transactions
As of March 31, 2026, we held investments in related parties of $12.0 billion (December 31, 2025 – $13.4 billion), not including equity method investments (see Note 8 for details on our equity method investments). The Company’s investments in related parties are net of maturities, prepayments and sales that occur during the period and reflect any other changes in carrying values during the period such as fair value changes for investments carried at fair value. Our investments in related parties include Brookfield shares received under the exchange offer in the fourth quarter of 2023, valued at $1.9 billion as of March 31, 2026 (December 31, 2025 – $2.1 billion), BAM shares contributed by Brookfield in the second quarter of 2025, valued at $2.9 billion as of March 31, 2026 (December 31, 2025 – $3.4 billion) and approximately $4.2 billion of private loans issued to subsidiaries of Brookfield (December 31, 2025 – $4.3 billion).
For the three months ended March 31, 2026 and 2025, we did not have significant investment transactions with related parties.
The Company had $339 million of cash on deposit with a wholly-owned subsidiary of Brookfield as of March 31, 2026 (December 31, 2025 – $318 million).

NOTE 26. SEGMENT REPORTING
The Company’s reporting segments are Annuities, P&C, Life Insurance and Corporate and Other. These segments are regularly reviewed by the Company’s chief operating decision maker (“CODM”) for the purpose of allocating resources to the segment and to assess its performance. The Company’s CODM has been identified as the Chief Executive Officer and the Chief Financial Officer.
The key measure used by the CODM in assessing performance and in making resource allocation decisions is Distributable Operating Earnings (“DOE”). DOE provides the CODM with insights on capital allocation and investment strategies, as well as product mix and pricing of insurance products offered by the Annuities, P&C and Life Insurance segments.
DOE is calculated as net income after applicable taxes excluding the impact of depreciation and amortization, deferred income taxes related to basis and other changes, and breakage and transaction costs, as well as certain investment and insurance reserve gains and losses, including gains and losses related to asset and liability matching strategies, non-operating adjustments related to changes in cash flow assumptions for future policy benefits and change in market risk benefits, and is inclusive of returns on equity invested in certain variable interest entities and the Company’s share of adjusted earnings from investments in certain associates. DOE allows the CODM to evaluate the Company’s segments on the basis of return on invested capital generated by its operations and allows the Company to evaluate the performance of its segments.
The tables below provide each segment’s results in the format that the CODM reviews its reporting segments to make decisions and assess performance.

FOR THE THREE MONTHS ENDED MAR. 31, 2026 US$ MILLIONS	Annuities	P&C	Life Insurance	Corporate & Other	Total
Net premiums and other policy related revenues	$260	$523	$89	$—
Net investment income, including reinsurance funds withheld	1,487	103	38	58
Segment revenues(1)(2)	1,747	626	127	58	$2,558
Policyholder benefits, net	(269)	(336)	(74)	—
Interest sensitive contract benefits, excluding index credits	(600)	—	(4)	—
Amortization of deferred policy acquisition costs, deferred sales inducements and value of business acquired	(186)	(75)	(7)	—
Other insurance and reinsurance expenses(3)	(109)	—	—	—
Operating expenses, excluding transactions costs	(127)	(91)	(22)	(32)
Interest expense	—	—	—	(92)
Income tax expense, net	—	—	—	(96)
Segment DOE	$456	$124	$20	$(162)	$438
Depreciation and amortization expenses					(53)
Deferred income tax recovery relating to basis and other changes					136
Transaction costs					(46)
Mark-to-market losses on investments, including reinsurance funds withheld					(895)
Mark-to-market losses on insurance contracts and other net assets					(182)
Net loss					$(602)
__________________________
(1)For the three months ended March 31, 2026, there were no significant intersegment revenues.
(2)Our consolidated revenues in the statements of operations principally represent the sum of “Segment revenues” and “Mark-to-market gains (losses) on investments, including reinsurance funds withheld” in the tables above.
(3)“Other insurance and reinsurance expenses” primarily represent “Change in fair value of market risk benefits” excluding the effect of changes in market risks (e.g., interest rates, equity markets and equity index volatility) and are inclusive of “Other reinsurance expenses” arising from our reinsurance assumed business on the statements of operations.

FOR THE THREE MONTHS ENDED MAR. 31, 2025 US$ MILLIONS	Annuities	P&C	Life Insurance	Corporate & Other	Total
Net premiums and other policy related revenues	$552	$648	$101	$—
Net investment income, including reinsurance funds withheld	1,321	104	51	70
Segment revenues(1)(2)	1,873	752	152	70	$2,847
Policyholder benefits, net	(531)	(436)	(85)	—
Interest sensitive contract benefits, excluding index credits	(484)	—	(7)	—
Amortization of deferred policy acquisition costs, deferred sales inducements and value of business acquired	(222)	(110)	(7)	—
Other insurance and reinsurance expenses(3)	(92)	—	—	—
Operating expenses, excluding transactions costs	(122)	(88)	(21)	(29)
Interest expense	—	—	—	(80)
Income tax expense, net	—	—	—	(96)
Segment DOE	$422	$118	$32	$(135)	$437
Depreciation and amortization expenses					(64)
Deferred income tax recovery relating to basis and other changes					183
Transaction costs					(41)
Mark-to-market losses on investments, including reinsurance funds withheld					(210)
Mark-to-market losses on insurance contracts and other net assets					(587)
Net loss					$(282)
__________________________
(1)For the three months ended March 31, 2025, there were no significant intersegment revenues.
(2)Our consolidated revenues in the statements of operations principally represent the sum of “Segment revenues” and “Mark-to-market gains (losses) on investments, including reinsurance funds withheld” in the tables above.
(3)“Other insurance and reinsurance expenses” primarily represent “Change in fair value of market risk benefits” excluding the effect of changes in market risks (e.g., interest rates, equity markets and equity index volatility) and are inclusive of “Other reinsurance expenses” arising from our reinsurance assumed business on the statements of operations.
The Company’s Annuities segment offers annuity-based products to individuals and institutions. Total premium revenues recorded within Annuities segment for the three months ended March 31, 2026 and 2025 were primarily from PRT transactions with institutions in the U.S. and Canada. Premiums received from retail annuities are generally recorded as deposits and are not included in net premiums.
Our P&C segment provides a broad range of P&C products through Clearbrook, which include coverage for property, casualty, specialty and other. Total earned premiums within this segment for the three months ended March 31, 2026 and 2025 were primarily from transactions with U.S.-based individuals and institutions.
The Company’s Life Insurance business is principally provided by American National. Total premium revenues recorded within this segment for the three months ended March 31, 2026 and 2025 were primarily from transactions with U.S. retail customers.
Lastly, Corporate and Other segment’s revenue is mainly from investment income earned on investments warehoused by the Company prior to their transfer into its insurance investment portfolios, net of associated borrowing costs.

In addition to DOE, the CODM also monitors the assets, including investments accounted for using the equity method, liabilities and equity attributable to each segment.

AS OF MAR. 31, 2026 US$ MILLIONS	Annuities	P&C	Life Insurance	Corporate & Other	Total
Assets	$126,039	$12,626	$8,554	$8,840	$156,059
Liabilities	117,233	8,731	7,413	5,791	139,168
Equity	8,806	3,895	1,141	3,049	16,891

AS OF DEC. 31, 2025 US$ MILLIONS	Annuities	P&C	Life Insurance	Corporate & Other	Total
Assets	$125,612	$12,780	$8,736	$10,053	$157,181
Liabilities	116,549	8,936	7,608	6,171	139,264
Equity	9,063	3,844	1,128	3,882	17,917
The following table shows the breakdown of total assets by jurisdiction.

AS OF US$ MILLIONS	March 31, 2026	December 31, 2025
United States	$140,998	$141,613
Canada	5,404	5,582
Bermuda and others	9,657	9,986
Total assets	$156,059	$157,181
The breakdown of total revenue by jurisdiction follows.

FOR THE PERIODS ENDED MAR. 31 US$ MILLIONS	2026	2025
United States	$2,272	$2,517
Canada	66	94
Bermuda	54	(21)
Other	(736)	28
Total revenue	$1,656	$2,618

NOTE 27. FINANCIAL COMMITMENTS AND CONTINGENCIES
Commitments
As of March 31, 2026, the Company and its subsidiaries, in aggregate, had outstanding commitments to purchase, expand or improve real estate and to fund mortgage loans, private loans and investment funds of $11.7 billion (December 31, 2025 – $12.3 billion).
In addition, as of March 31, 2026, certain of our subsidiaries had approximately $169 million of future payments in aggregate, inclusive of office space construction costs, under their long-term operating lease agreements (December 31, 2025 – $159 million).
Federal Home Loan Bank Agreements
Certain of the Company’s subsidiaries have access to the FHLB’s financial services including advances that provide an attractive funding source for short-term borrowing and for access to other funding agreements. As of March 31, 2026, certain municipal bonds and collateralized mortgage obligations with a fair value of approximately $782 million (December 31, 2025 – $793 million) and commercial mortgage loans of approximately $1.1 billion (December 31, 2025 – $1.1 billion) were on deposit with the FHLB as collateral for borrowing. As of March 31, 2026, the collateral provided borrowing capacity of approximately $1.2 billion (December 31, 2025 – $1.5 billion). The deposited securities and commercial mortgage loans are included in the statements of financial position within “Available-for-sale fixed maturity securities” and “Mortgage loans on real estate”, respectively.
Funding Agreement-Backed Notes
Starting in 2025, we have a FABN program under which a subsidiary of ANGI (a statutory trust that is not consolidated or affiliated with us) issues its senior secured medium-term notes. The FABN notes are underwritten and marketed by major investment banks’ broker-dealer operations and are sold to institutional investors for the purposes of generating a spread-based return. As of March 31, 2026, we had $2.0 billion outstanding (December 31, 2025 – $1.5 billion) under the FABN program with a maximum aggregate principal amount permitted to be outstanding at any one time of $4.0 billion.
Litigation
Certain of the Company’s subsidiaries are defendants in various lawsuits concerning alleged breaches of contracts, various employment matters, allegedly deceptive insurance sales and marketing practices, and miscellaneous other causes of action arising in the ordinary course of operations. Certain lawsuits include claims for compensatory and punitive damages. The Company provides accruals for these items to the extent it deems the losses probable and reasonably estimable. After reviewing these matters with legal counsel, based upon information presently available, management is of the opinion that the ultimate resultant liability, if any, would not have a material adverse effect on the statements of financial position, liquidity or results of operations; however, assessing the eventual outcome of litigation necessarily involves forward-looking speculation as to judgments to be made by judges, juries and appellate courts in the future.
Such speculation warrants caution, as the frequency of large damage awards, which bear little or no relation to the economic damages incurred by plaintiffs in some jurisdictions, continues to create the potential for an unpredictable judgment in any given lawsuit. These lawsuits are in various stages of development, and future facts and circumstances could result in management changing its conclusions. It is possible that, if the defenses in these lawsuits are not successful, and the judgments are greater than management can anticipate, the resulting liability could have a material impact on the Company’s financial position, liquidity, or results of operations. With respect to the existing litigation, management currently believes that the possibility of a material judgment adverse to the Company is remote. Accruals for losses are established whenever they are probable and reasonably estimable. If no one estimate within the range of possible losses is more probable than any other, an accrual is recorded based on the lowest amount of the range.
NOTE 28. SUBSEQUENT EVENTS
On April 1, 2026, the Company closed the acquisition of Just Group plc (“Just Group”), in an all-cash transaction by acquiring all of the outstanding share capital of Just Group it did not already own, valuing Just Group at 219.60 pence per share. Due to the recent closing of the acquisition, the complete valuation and initial purchase price accounting for the business combination are not available as of the date of release of these financial statements. As a result, we have not provided amounts recognized as of the acquisition date for certain major classes of assets acquired and liabilities assumed in these financial statements.
In connection with our acquisition of Just Group, we entered into a $1.0 billion margin loan due April 2027 as well as a £1.5 billion ($2.0 billion) term loan due April 2031 with third-party financial institutions effective April 8, 2026 and April 10, 2026, respectively.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Introduction
This management’s discussion and analysis (“MD&A”) covers the financial position as of March 31, 2026 and December 31, 2025 and the results of operations for the three months ended March 31, 2026 and 2025. Unless the context requires otherwise, when used in this MD&A, the terms “we”, “us”, “our”, or the “Company” mean Brookfield Wealth Solutions Ltd., together with all of its subsidiaries and the term “Brookfield” means Brookfield Corporation, its subsidiaries and controlled companies, including, unless the context otherwise requires, Brookfield Asset Management Ltd. (“BAM”) and any investment fund sponsored, managed or controlled by Brookfield Corporation or its subsidiaries, and does not, for greater certainty, include us or Brookfield Oaktree Holdings, LLC and Oaktree Capital Holdings, LLC and their respective subsidiaries.
In addition to historical information, this MD&A contains forward-looking statements. Readers are cautioned that these forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. See “Forward-Looking Information” within this MD&A.
The information in this MD&A should be read in conjunction with the unaudited condensed consolidated financial statements (“the financial statements”) prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”) as of March 31, 2026 and December 31, 2025 and for the three months ended March 31, 2026 and 2025, as well as the December 31, 2025 audited consolidated financial statements included within the Form 20-F, filed with the SEC on March 26, 2026. Interim operating results for the three months ended March 31, 2026 are not necessarily indicative of the results expected for the entire year.
Overview of Our Business
Our company is an exempted company limited by shares incorporated under the laws of Bermuda on December 10, 2020. The Company holds a direct 100% ownership interest in BWS Holdings Ltd. (“BWS Holdings”), which holds the Company’s interest in its operating subsidiaries, which are: American National Group Inc. (“ANGI”), Clearbrook Group Holdings Inc. (“Clearbrook”), Blumont Annuity Company (“BAC Canada”), Blumont Annuity Company UK Ltd (“BAC UK”), North End Re Ltd. (“NER Ltd.”) and North End Re (Cayman) SPC (“NER SPC”). ANGI is the holding company of American Equity Life insurance companies (“AEL”) and American National insurance companies (“American National”) which we acquired in May 2024 and May 2022 respectively. AEL and American National generally maintain independent insurance operations while sharing certain corporate and management activities. As such, we continue to make references, where applicable, to the operating results of AEL and American National separately in this MD&A.
Our company is focused on securing the financial futures of individuals and institutions through a range of retirement services, wealth protection products and tailored capital solutions. Our business is presently conducted through our subsidiaries under four reporting segments, which are Annuities, Property and Casualty (“P&C”), Life Insurance and Corporate and Other. The principal operating entities of the Company generally maintain their own independent management and infrastructure. Refer to the “Lines of Business” section within this MD&A for further details on our operating segments’ businesses.
Controls and Procedures
The Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”) have evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of March 31, 2026. Based on the evaluation conducted, it was concluded that our disclosure controls and procedures were effective. There were no changes in the Company’s internal control over financial reporting during the quarter ended March 31, 2026 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.
Key Financial Data
The following table presents key financial data of the Company:

AS OF AND FOR THE THREE MONTHS ENDED MAR. 31 US$ MILLIONS	2026	2025
Total assets	$156,059	$141,612
Net loss	(602)	(282)
Adjusted Equity(1)	17,080	12,173
Distributable Operating Earnings(1)	438	437
__________________________
(1)Adjusted Equity and Distributable Operating Earnings are Non-GAAP measures. See “Reconciliation of Non-GAAP Measures”.

Operating Results and Financial Review
CONSOLIDATED RESULTS OF OPERATIONS
The following table summarizes the financial results of our business for the three months ended March 31, 2026 and 2025:

FOR THE THREE MONTHS ENDED MAR. 31 US$ MILLIONS	2026	2025
Net premiums	$687	$1,122
Other policy revenue	185	179
Net investment income	1,456	1,413
Investment related gains (losses)	(696)	(103)
Net investment results from reinsurance funds withheld	24	7
Total revenues	1,656	2,618

Policyholder benefits and claims incurred	(655)	(1,107)
Interest sensitive contract benefits	(556)	(524)
Amortization of deferred policy acquisition costs, deferred sales inducements and value of business acquired	(345)	(339)
Change in fair value of insurance-related derivatives and embedded derivatives	(139)	(200)
Change in fair value of market risk benefits	(139)	(361)
Other reinsurance expenses	(1)	(1)
Operating expenses	(369)	(382)
Interest expense	(94)	(73)
Total benefits and expenses	(2,298)	(2,987)

Net loss before income taxes	(642)	(369)
Income tax recovery	40	87
Net loss	(602)	(282)
Less: non-controlling interests	(7)	(44)
Net income attributable to shareholders	$(609)	$(326)
Comparison of three months ended March 31, 2026 and 2025
For the three months ended March 31, 2026, we reported a net loss of $602 million, compared to a net loss of $282 million in the prior year quarter. The decrease of $320 million is primarily driven by unfavorable unrealized fair value movements on our equity securities portfolio.
Net premiums and other policy revenue were $872 million for the three months ended March 31, 2026, compared to $1.3 billion in the prior year quarter. The decrease of $429 million was impacted by lower sales volume in our PRT business coupled with the phased withdrawal from non-core businesses in our P&C segment. Premiums received from retail annuities and funding agreements are generally recorded as deposits and are not included in net premiums. Refer to “Net Premiums” and “Gross Annuity Sales” sections within this MD&A for further details.
Net investment income increased by $43 million for the three months ended March 31, 2026, relative to the prior year quarter. Net investment income comprises interest and dividends earned on fixed income and equity investments, as well as other miscellaneous income from equity-accounted investments primarily consisting of real estate partnerships and investment funds. The increase from the prior year quarter was driven by the continued rotation into higher yielding investment strategies.
Investment related gains and losses decreased by $593 million for the three months ended March 31, 2026, relative to the prior year quarter. The decrease is primarily driven by unrealized fair value losses on our equity securities portfolio.
Net investment results from reinsurance funds withheld increased by $17 million for the three months ended March 31, 2026, compared to the prior year quarter. The increase is primarily driven by mark-to-market gains on embedded derivatives arising from our modified coinsurance reinsurance agreement.
Policyholder benefits and claims incurred represent benefit and claim payments made to our policyholders across our insurance businesses and include changes in our insurance-related liabilities in connection with our PRT sales and loss experience in our P&C business. For the three months ended March 31, 2026, the amount decreased by $452 million, primarily driven by lower sales volume in our PRT business coupled with favorable loss experience within our P&C business.
Interest sensitive contract benefits represent interest credited to policyholders’ account balances (“PAB”) from our investment contracts with customers, as well as amortization of deferred revenue. For the three months ended March 31, 2026, the amount increased by $32 million, primarily driven by new businesses written within our Annuities segment.

Amortization of deferred policy acquisition costs (“DAC”), deferred sales inducements and value of business acquired (“VOBA”) was $345 million for the three months ended March 31, 2026, compared to $339 million in the prior year quarter. The increase of $6 million was primarily driven by the continued growth of our Annuities business.
Change in fair value of insurance-related derivatives and embedded derivatives represents the fair value change of call options used to fund the equity-indexed annuity contracts as well as the fair value change of embedded derivatives of these contracts. Fair value changes are impacted by the expected and actual performance of the indices the call options relate to as well as interest rates used to estimate our embedded derivatives. The increase of $61 million is attributable to movements in interest rates and equity markets used in the valuation of these liabilities.
Change in fair value of market risk benefits represents the mark-to-market movements of our liability based on the protection to the policyholder from capital market risks. The loss of $139 million for the three months ended March 31, 2026 is primarily due to movements in interest rates and equity markets used in the valuation of these liabilities.
Operating expenses were $369 million for the three months ended March 31, 2026, compared to $382 million in the prior year quarter, which represents a decrease of $13 million. The decrease was primarily driven by lower amortization expense on intangible assets and reduced professional fees, partially offset by additional costs incurred to support ongoing business growth.
Interest expense increased by $21 million for the three months ended March 31, 2026, compared to the prior year quarter. The increase is primarily driven by additional borrowings to support investment purchases.
Distributable operating earnings (“DOE”) increased by $1 million to $438 million for the three months ended March 31, 2026. Please refer to the “Segment Review” section for additional details within this MD&A.

CONSOLIDATED FINANCIAL POSITION
The following table summarizes the financial position as of March 31, 2026 and December 31, 2025:

AS OF US$ MILLIONS	March 31, 2026	December 31, 2025
Assets
Investments	$112,043	$110,044
Cash and cash equivalents	10,229	13,014
Accrued investment income	901	892
Deferred policy acquisition costs, deferred sales inducements and value of business acquired	11,846	11,683
Reinsurance funds withheld	1,593	1,435
Premiums due and other receivables	671	620
Ceded unearned premiums	331	352
Deferred tax asset	758	687
Reinsurance recoverables and deposit assets	11,937	12,151
Property and equipment	282	290
Intangible assets	1,601	1,625
Goodwill	783	783
Other assets	2,304	2,783
Separate account assets	780	822
Total assets	156,059	157,181
Liabilities
Future policy benefits	15,917	16,249
Policyholders’ account balances	94,081	92,992
Policy and contract claims	7,009	7,277
Deposit liabilities	1,403	1,419
Market risk benefits	4,501	4,536
Unearned premium reserve	1,397	1,272
Due to related parties	849	819
Other policyholder funds	358	360
Notes payable	206	205
Corporate borrowings	789	628
Non-recourse borrowings	4,696	4,857
Funds withheld for reinsurance liabilities	3,028	3,157
Other liabilities	4,154	4,671
Separate account liabilities	780	822
Total liabilities	139,168	139,264
Equity
Class A exchangeable, Class B and Class C	13,638	13,645
Retained earnings	2,211	2,820
Accumulated other comprehensive income	707	1,121
Non-controlling interests	335	331
Total equity	16,891	17,917
Total liabilities and equity	$156,059	$157,181
Comparison as of March 31, 2026 and December 31, 2025
Total assets decreased by $1.1 billion during the period to $156.1 billion, primarily due to unrealized mark-to-market movements on our investment portfolio.
Cash and cash equivalents decreased by $2.8 billion from December 31, 2025 to March 31, 2026, primarily driven by the continued deployment of cash and cash equivalents into our investment strategies. We continue to maintain a strong liquidity position across our segments. For further information, refer to “Liquidity and Capital Resources” section, including “Cash Flows Review” section, within this MD&A.
Total investments increased by $2.0 billion from December 31, 2025 to March 31, 2026, primarily driven by the continued deployment of annuity sales into investment strategies.
The increase in reinsurance funds withheld of $158 million from December 31, 2025 to March 31, 2026 was driven by changes in the value of its embedded derivative arising from the changes in interest rates used in its valuation.

DAC are capitalized costs directly related to writing new policyholder contracts including commissions. DSI consist of premium and interest bonuses credited to PAB. The VOBA intangible asset arose from our business combinations. The increase from December 31, 2025 to March 31, 2026 was driven by new business written during the period.
Ceded unearned premiums represent a portion of unearned premiums ceded to reinsurers. The decrease of $21 million from December 31, 2025 to March 31, 2026 is primarily driven by the recognition of earned premiums subject to reinsurance.
Reinsurance recoverables and deposit assets are estimated amounts due to the Company from reinsurers or cedants, related to paid and unpaid ceded benefits, claims and expenses and are presented net of reserves for collectability. The decrease of $214 million from December 31, 2025 to March 31, 2026 is driven by a reduction in associated insurance liabilities.
Other assets were $2.3 billion as of March 31, 2026, decreasing by $479 million from December 31, 2025. The balance includes current tax assets, market risk benefit asset, prepaid pension assets, as well as other miscellaneous receivables. The decrease is primarily related to lower receivable balances associated with our investment transactions and other miscellaneous receivables.
Intangible assets decreased by $24 million from December 31, 2025 to March 31, 2026, principally due to the amortization of intangible assets during the period.
Goodwill consists of $662 million arising from the acquisition of AEL in May 2024 as well as $121 million arising from the acquisition of American National in May 2022.
Separate account assets and liabilities both decreased by $42 million from December 31, 2025 to March 31, 2026, principally due to net realized capital losses on underlying assets.
Future policy benefits and PAB increased by $757 million from December 31, 2025 to March 31, 2026, primarily driven by annuity sales coupled with fair value movements on our embedded derivatives during the period.
Policy and contract claims decreased by $268 million from December 31, 2025 to March 31, 2026, driven by favorable loss experience in our P&C segment during the period.
Corporate and non-recourse borrowings were largely consistent in aggregate from December 31, 2025 to March 31, 2026, as an increase in corporate borrowings of $161 million was offset by a decrease in our non-recourse revolving credit facility of $161 million.
Total equity decreased by $1.0 billion from December 31, 2025 to March 31, 2026. The decrease was driven by a comprehensive loss of $1.0 billion recognized during the period primarily due to unrealized mark-to-market movements on our investment portfolio.

SEGMENT REVIEW
The Company’s reporting segments are Annuities, P&C, Life Insurance and Corporate and Other.
We measure operating performance primarily using DOE which measures our ability to acquire net insurance assets at a positive margin, and invest these assets at a return that is greater than the cost of policyholder liabilities.
The following table presents DOE of each of our reporting segments for the three months ended March 31, 2026 and 2025:

FOR THE THREE MONTHS ENDED MAR. 31 US$ MILLIONS	2026	2025
Annuities	$456	$422
P&C	124	118
Life Insurance	20	32
Corporate and Other	(162)	(135)
DOE	$438	$437
Comparison of three months ended March 31, 2026 and 2025
Annuities – DOE within our Annuities business represents contribution from both our retail and institutional platforms. DOE increased by $34 million for the three months ended March 31, 2026 compared to the prior year quarter. The increase was primarily attributable to increased investment income from our continued deployment into higher yielding investment strategies coupled with an increased asset base from annuity sales over the past twelve months.
P&C – DOE increased by $6 million as a result of continued improvements in our loss experience arising from underwriting actions implemented over the past twelve months.
Life Insurance – DOE decreased by $12 million for the three months ended March 31, 2026 compared to the prior year quarter, in line with our strategic repositioning of the business.
Corporate and Other – DOE decreased by $27 million for the three months ended March 31, 2026 compared to the prior year quarter. The decrease was primarily driven by higher interest expense to support investment purchases.
LINES OF BUSINESS
Through our operating subsidiaries, our company offers a range of retirement services, wealth protection products and tailored capital solutions focused on securing the financial futures of individuals and institutions.
Annuities
Fixed Index Annuities – Fixed index annuities allow policyholders to earn index credits based on the performance of a particular index without the risk of loss of their account value. Certain products offer a premium bonus in which the initial annuity deposit on these policies is increased at issuance by a specified premium bonus rate. Generally, the surrender charge and bonus vesting provisions of our policies are structured such that we have comparable protection from early termination between bonus and non-bonus products. The annuity contract value is equal to the sum of premiums paid, premium bonuses and interest credited (“index credits” for funds allocated to an index based strategy), which is based upon an overall limit (or “cap”) or a percentage (the “participation rate”) of the appreciation (based in certain situations on monthly averages or monthly point-to-point calculations) in a recognized index or benchmark. Caps and participation rates limit the amount of interest the policyholder may earn in any one contract year and may be adjusted by us annually subject to stated minimums.
Fixed Rate Annuities – Fixed rate deferred annuities include annual, multi-year rate guaranteed products (“MYGAs”) and single premium deferred annuities (“SPDAs”). Our annual reset fixed rate annuities have an annual interest rate (the “crediting rate”) that is guaranteed for the first policy year. After the first policy year, we have the discretionary ability to change the crediting rate once annually to any rate at or above a guaranteed minimum rate. Our MYGAs and SPDAs are similar to our annual reset products except that the initial crediting rate on MYGAs is guaranteed for a stated period of time before it may be changed at our discretion while the initial crediting rate on SPDAs is guaranteed for either three or five years.
Pension Risk Transfer – Pension Risk Transfer is the transfer by a corporate sponsor of the risks, or some of the risks, associated with the sponsorship and administration of a pension plan, in particular, investment risk and longevity risk. Longevity risk represents the risk of an increase in life expectancy of plan beneficiaries. These risks can be transferred either to an insurer like us through a group annuity transaction commonly referred to as PRT, or to an individual through a lump-sum settlement payment. PRT using insurance typically involves a single premium group annuity contract that is issued to a pension plan by an insurer, permitting the corporate pension plan sponsor to discharge certain pension plan liabilities from its balance sheet.

Funding Agreements – Funding agreements include those issued to special-purpose unaffiliated trusts in connection with our funding agreement-backed notes (“FABN”) program and those directly issued to our institutional counterparties. Our FABN program allows its special-purpose unaffiliated trust to offer its senior secured medium-term notes. The net proceeds of the issuance of notes are used by the trust to purchase one or more funding agreements from certain of our insurance subsidiaries with matching interest and maturity payment terms.
Single Premium Immediate Annuities – A single premium immediate annuity is purchased with one premium payment, providing periodic (usually monthly or annual) payments to the annuitant for a specified period, such as for the remainder of the annuitant’s life. Return of the original deposit may or may not be guaranteed, depending on the terms of the annuity contract.
Property and Casualty
Property – Property lines offer policies protecting various personal and commercial properties from man-made and natural disasters, including property insurance for homeowners and renters.
Casualty – Casualty lines include a broad range of primary and excess casualty products, such as specialty casualty, construction defect, general liability, commercial multi-peril, workers compensation, product liability, environmental liability and auto liability. Casualty lines are generally considered long-tailed as it takes a relatively long period of time to finalize and resolve all claims from a given accident year. Some products have long claims reporting lags and/or longer time lags for payment of claims.
Specialty – Specialty lines include niche insurance coverages such as garage and inland marine and offer insurance programs and fronting solutions. Specialty lines are considered generally short-tailed as claims are typically known relatively quickly, although it may take a longer period of time to finalize and resolve all claims from a given year.
Run-off and Other – Run-off and Other lines primarily consist of discontinued lines previously underwritten by our insurance subsidiaries including professional liability and surety coverages.
Life Insurance
Whole Life – Whole life products provide a guaranteed benefit upon the death of the insured in return for the periodic payment of a fixed premium over a predetermined period. Premium payments may be required for the entire life of the contract, to a specified age or a fixed number of years, and may be level or change in accordance with a predetermined schedule. Whole life insurance includes some policies that provide a participation feature in the form of dividends. Policyholders may receive dividends in cash or apply them to increase death benefits or cash values available upon surrender, or reduce the premiums required to maintain the contract in-force.
Universal Life – Universal life insurance products provide coverage through a contract that gives the policyholder flexibility in premium payments and coverage amounts. Universal life products may allow the policyholder, within certain limits, to increase or decrease the amount of death benefit coverage over the term of the contract and to adjust the frequency and amount of premium payments. Universal life products are interest rate sensitive, and we determine the interest crediting rates during the contract period, subject to policy specific minimums. An equity-indexed universal life product is credited with interest using a return that is based, in part, on changes in an index, such as the Standard & Poor’s 500 Index (“S&P 500”), subject to a specified minimum.
Variable Universal Life – Variable universal life products provide insurance coverage on a similar basis as universal life, except that the policyholder bears the investment risk because the value of the policyholder’s account balance varies with the investment experience of the securities selected by the policyholder held in the separate account.
Corporate and Other
Our Corporate and Other segment performs various corporate and other activities that support our core insurance operations. Such activities include our investment warehousing activities where we temporarily warehouse investments that will ultimately be transferred into our insurance investment portfolios in the near term. We generate investment income from warehoused investments and incur interest expenses on revolving credit facilities utilized to fund these investments. Also included in our Corporate and Other segment activities are certain hedging activities, certain charges and activities that are not attributable to our insurance operating segments and interest expense related to the Company’s corporate and non-recourse borrowings.

NET PREMIUMS
The breakdown of premiums by product, net of ceded premiums, is as follows:

FOR THE THREE MONTHS ENDED MAR. 31 US$ MILLIONS	2026	2025
Annuities
Retail(1):
Fixed Index	$—	$—
Fixed Rate	—	2
Total Retail Annuities	—	2

Institutional:
Pension Risk Transfer(2)	83	400
Funding Agreements(1)	—	—
Total Institutional Annuities	83	400

Total Annuities	83	402

Whole Life and Others	83	80

Property and Casualty
Property(3)	128	71
Casualty(3)	302	504
Specialty	71	61
Run-off and Other	20	4
Total Property and Casualty	521	640

Total Net Premiums	$687	$1,122
__________________________
(1)Premiums received from retail annuities and funding agreements are generally recorded as deposits and are not included in net premiums.
(2)Premiums differ from gross annuity sales in PRT, since premiums are recognized as revenue when due while they are included in sales upon deal close, which is confirmed by the counterparty.
(3)Certain products have been reclassified to conform to Clearbrook’s lines of business.
Comparison of the three months ended March 31, 2026 and 2025
For the three months ended March 31, 2026, we reported total net premiums of $687 million, compared to $1.1 billion in the prior year quarter. The decrease of $435 million is primarily due to lower sales in our PRT business, coupled with the phased withdrawal from non-core businesses in our P&C segment.

GROSS ANNUITY SALES
Gross annuity sales consist of all products’ deposits, which generally are not included in revenues on the statement of operations. Gross annuity sales include directly written business, flow reinsurance assumed as well as premiums and deposits generated from assumed block reinsurance transactions.
The breakdown of gross annuity sales follows:

FOR THE THREE MONTHS ENDED MAR. 31 US$ MILLIONS	2026	2025
Retail:
Fixed Index	$1,691	$1,835
Fixed Rate	1,385	1,049
Other(1)	176	46
Total Retail Annuities	3,252	2,930

Institutional:
Pension Risk Transfer(2)	90	408
Funding Agreements	500	500
Total Institutional Annuities	590	908

Total Gross Annuity Sales	$3,842	$3,838
__________________________
(1)Includes single premium immediate annuities and other retail annuity products.
(2)Gross annuity sales differ from premiums in PRT, since premiums are recognized as revenue when due while they are included in sales upon deal close, which is confirmed by the counterparty.
Comparison of the three months ended March 31, 2026 and 2025
For the three months ended March 31, 2026, we reported total gross annuity sales of $3.8 billion, compared to $3.8 billion in the prior year period. The increase in our fixed rate retail annuity sales compared to the prior year period was largely offset by a decrease in our PRT sales.
Liquidity and Capital Resources
CAPITAL RESOURCES
We strive to maintain sufficient financial liquidity at all times so that we are able to participate in attractive opportunities as they arise, better withstand sudden adverse changes in economic circumstances within our operating subsidiaries and maintain payments to policyholders, as well as maintain distributions to our shareholders. Our principal sources of liquidity are cash flows from our operations, access to the Company’s third-party credit facilities, and our credit facility and equity commitment with Brookfield. We proactively manage our liquidity position to meet liquidity needs and continue to develop relationships with lenders who provide borrowing capacity at competitive rates, while looking to minimize adverse impacts on investment returns. We look to structure the ownership of our assets to enhance our ability to monetize them to provide additional liquidity, if needed. Our corporate liquidity for the periods noted below consisted of the following:

AS OF US$ MILLIONS	Mar. 31, 2026	Dec. 31, 2025
Cash and cash equivalents	$174	$120
Undrawn credit facilities	1,139	1,136
Total Corporate Liquidity(1)	$1,313	$1,256
__________________________
(1)Total Corporate Liquidity is a Non-GAAP measure. See “Performance Measures used by Management”.

As of the date of this MD&A, our liquidity is sufficient to meet our present requirements for the foreseeable future. In June 2021, Brookfield provided to the Company an equity commitment in the amount of $2.0 billion to fund future growth, which the Company may draw on from time to time. The equity commitment may be called by the Company in exchange for the issuance of Class C shares or redeemable junior preferred shares. As of March 31, 2026, there was $2.0 billion of undrawn equity commitment available. In addition, in connection with the Company’s spin-off from Brookfield on June 28, 2021, we entered into a credit agreement with Brookfield as the lender, providing a revolving $400 million credit facility. We also have $1.3 billion of revolving bilateral credit facilities with external banks. We use the liquidity provided by our credit facilities for working capital purposes, and we may use the proceeds from the capital commitment to fund growth capital investments and acquisitions. The determination of which of these sources of funding the Company will access in any particular situation is a matter of optimizing needs and opportunities at that time. As of March 31, 2026, there was $789 million drawn on the external bilateral facilities and no amount drawn on the Brookfield facility.
Today, we have significant liquidity within our insurance portfolios, giving us flexibility to secure attractive investment opportunities. In addition to a portfolio of highly liquid financial assets, our operating companies have additional access to liquidity from sources such as the Federal Home Loan Bank (“FHLB”) programs. As of March 31, 2026, the Company had no drawings and a total of $1.2 billion undrawn commitment available related to these programs.
Liquidity within our operating subsidiaries may be restricted from time to time due to regulatory constraints. As of March 31, 2026, the Company’s total liquidity was $61.2 billion, which included $174 million of unrestricted cash and cash equivalents held by non-regulated corporate entities.

AS OF US$ MILLIONS	Mar. 31, 2026	Dec. 31, 2025
Cash and cash equivalents	$10,229	$13,014
Liquid financial assets	49,786	48,425
Undrawn credit facilities	1,139	1,136
Total Liquidity(1)	$61,154	$62,575
__________________________
(1)Total Liquidity is a Non-GAAP measure. See “Performance Measures used by Management”.
As of March 31, 2026 and December 31, 2025, 91% and 91% of the Company’s Total Liquidity was held by our U.S. insurance subsidiaries, respectively.
CASH FLOWS REVIEW
Comparison of the three months ended March 31, 2026 and 2025
The following table presents a summary of our cash flows and ending cash balances for the three months ended March 31, 2026 and 2025:

FOR THE THREE MONTHS ENDED MAR. 31 US$ MILLIONS	2026	2025
Operating activities	$491	$529
Investing activities	(4,168)	(5,569)
Financing activities	896	1,054
Cash and cash equivalents:
Cash and cash equivalents, beginning of period	13,014	12,243
Net change during the period	(2,781)	(3,986)
Foreign exchange on cash balances held in foreign currencies	(4)	4
Cash and cash equivalents, end of period	$10,229	$8,261
Operating Activities
For the three months ended March 31, 2026, we generated $491 million of cash from operating activities compared to $529 million generated during the prior year. The decrease is primarily due to lower sales volume in our PRT business during the period relative to the prior year period.
Investing Activities
During the current period, $4.2 billion of cash outflows from investing activities arose as we continue to deploy cash and cash equivalents into investments, coupled with the continued rotation of our investment portfolio into higher yielding investment strategies, compared to net outflows of $5.6 billion in the prior year period.

Financing Activities
For the three months ended March 31, 2026, we had a net cash inflow of $896 million, which decreased from a net cash inflow of $1.1 billion in the prior year period. The decrease was primarily driven by higher withdrawals on policyholders’ accounts, partially offset by deposits on such accounts from our retail annuity sales.
Financial Instruments
To the extent that we believe it is economic to do so, our strategy is to hedge a portion of our equity investments and/or cash flows exposed to foreign currencies by the Company. The following key principles form the basis of our foreign currency hedging strategy:
•We leverage any natural hedges that may exist within our operations;
•We utilize local currency debt financing to the extent possible; and
•We may utilize derivative contracts to the extent that natural hedges are insufficient.
As of March 31, 2026, our total equity was $16.9 billion. Included in equity was approximately $279 million and $190 million invested in Canadian dollars and British pounds, respectively. As of March 31, 2026, we had a notional $11.4 billion (December 31, 2025 – $11.2 billion) of foreign exchange forward and cross currency forward contracts in place to hedge against foreign currency risk.
For additional information, see Note 9, “Derivative Instruments” in the notes to the financial statements.
Future Capital Obligations and Requirements
As of March 31, 2026, the Company and its subsidiaries, in aggregate, had total unfunded investment commitments of $11.7 billion (December 31, 2025 – $12.3 billion). These commitments, when funded, are primarily recognized as mortgage loans, private loans, investment funds, investment real estate and other invested assets. For additional information, see Note 27, “Financial Commitments and Contingencies” in the notes to the financial statements.
The following is the maturity by year on corporate and non-recourse borrowings:

	Payments due by year
AS OF MAR. 31, 2026 US$ MILLIONS	Total	Unamortized discount and issuance costs	Less than 1 year	1 - 2 years	2 - 3 years	3 - 4 years	4 - 5 years	More than 5 years
Corporate borrowings	$789	—	—	—	—	—	789	—
Non-recourse borrowings	$4,696	(66)	747	600	750	600	—	2,065

	Payments due by year
AS OF DEC. 31, 2025 US$ MILLIONS	Total	Unamortized discount and issuance costs	Less than 1 year	1 - 2 years	2 - 3 years	3 - 4 years	4 - 5 years	More than 5 years
Corporate borrowings	$628	—	—	—	—	—	628	—
Non-recourse borrowings	$4,857	(70)	912	600	750	600	—	2,065
For additional information, see Note 20, “Corporate and Non-Recourse Borrowings” in the notes to the financial statements.
Capital Management
Capital management is the ongoing process of determining and maintaining the quantity and quality of capital appropriate to take advantage of the Company’s growth opportunities, to support the risks associated with the business and to optimize shareholder returns while fully complying with regulatory capital requirements.
The Company and its subsidiaries take an integrated approach to risk management that involves the Company’s risk appetite and capital requirements. The operating capital levels are determined by each respective operating company’s risk appetite and Own Risk and Solvency Assessment (“ORSA”). Furthermore, additional stress techniques are used to evaluate the Company’s capital adequacy under sustained adverse scenarios.
American National, AEL and certain Clearbrook subsidiaries are required to follow Risk Based Capital (“RBC”) requirements based on guidelines of the National Association of Insurance Commissioners (“NAIC”). RBC is a method of measuring the level of capital appropriate for an insurance company to support its overall business operations, in light of its size and risk profile. It provides a means of assessing capital adequacy, where the degree of risk taken by the insurer is the primary determinant.
Freestone Re Ltd., Argo Re Ltd. and NER Ltd. are required to maintain minimum statutory capital and surplus equal to the minimum solvency margin and the minimum economic capital and surplus equal to the enhanced capital requirement as determined by the Bermuda Monetary Authority (“BMA”). The Enhanced Capital Requirement (“ECR”) is calculated based on the Bermuda Solvency Capital Requirement model, a risk-based model that takes into account the risk characteristics of different aspects of a company’s business.

BAC Canada is subject to the Life Insurance Capital Adequacy Test (“LICAT”) as determined by Office of the Superintendent of Financial Institutions (“OSFI”). The LICAT ratio compares the regulatory capital resources of an insurance company to its Base Solvency Buffer or required capital.
The Company has determined that it is in compliance with all capital requirements as of March 31, 2026 and December 31, 2025.
Brookfield Operating Results
An investment in the Class A exchangeable shares of the Company is intended to be, as nearly as practicable, functionally and economically, equivalent to an investment in Brookfield. A summary of Brookfield’s operating results for the three months ended March 31, 2026 and 2025 is provided below:

FOR THE THREE MONTHS ENDED MAR. 31 US$ MILLIONS, EXCEPT PER SHARE AMOUNTS	2026	2025
Revenues	$18,580	$17,944
Net income attributable to Brookfield shareholders	102	73
Net income of consolidated business	1,042	215
Net income per share:
Basic(1)	0.03	0.01
Diluted(1)	0.03	0.01
Distributable earnings before realizations	1,393	1,301
__________________________
(1)Adjusted to reflect Brookfield’s three-for-two stock split completed on October 9, 2025.
For the three months ended March 31, 2026 and 2025, Brookfield’s pro rata share of our DOE represented approximately 31% and 33% of their total distributable earnings before realizations, respectively.
Each exchangeable share has been structured with the intention of providing an economic return equivalent to one Brookfield Class A Share due to each exchangeable share (i) being exchangeable at the option of the holder for one Brookfield Class A Share or its cash equivalent (the form of payment to be determined at the election of Brookfield), subject to certain limitations, and (ii) receiving distributions at the same time and in the same amounts as dividends on the Brookfield Class A Shares. We therefore expect that the market price of the exchangeable shares should be impacted by the market price of Brookfield Class A Shares and the business performance of Brookfield as a whole. In addition to carefully considering the disclosure made in this MD&A, careful consideration should be made to the disclosure made by Brookfield in its continuous disclosure filings. Copies of Brookfield’s continuous disclosure filings are available electronically on EDGAR on the SEC’s website at www.sec.gov or on SEDAR+ at www.sedarplus.ca.
Industry Trends and Factors Affecting Our Performance
As a financial services business providing capital based solutions to the insurance industry, we are affected by numerous factors, including global economic and financial market conditions. Price fluctuations within equity, credit, commodity and foreign exchange markets, as well as interest rates, which may be volatile and mixed across geographies, can significantly impact the performance of our business. We also monitor factors such as consumer spending, business investment, the volatility of capital markets, interest rates, unemployment and the risk of inflation or deflation, which affect the business and economic environment and, in turn, impact the demand for the type of financial and insurance products offered by our business. Refer to “Industry Trends and Factors Affecting Our Performance” included in the MD&A of our most recent annual report on Form 20-F.
Critical Accounting Estimates
The preparation of the financial statements requires management to make critical judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses that are not readily apparent from other sources, during the reporting period. These estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.
The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the year in which the estimate is revised if the revision affects only that year or in the year of the revision and future years if the revision affects both current and future years. Refer to “Critical Accounting Estimates” included in the MD&A of our most recent annual report on Form 20-F.
Performance Measures Used by Management
To measure performance, we focus on net income and total assets, as well as certain Non-GAAP measures, including DOE, Total Corporate Liquidity, Total Liquidity and Adjusted Equity which we believe are useful to investors to provide additional insights into assets within the business available for redeployment. Refer to the “Segment Review” and “Liquidity and Capital Resources” sections of this MD&A for further discussion on our performance and Non-GAAP measures for the three months ended March 31, 2026 and 2025.

Non-GAAP Measures
We regularly monitor certain Non-GAAP measures that are used to evaluate our performance and analyze underlying business performance and trends. We use these measures to establish budgets and operational goals, manage our business and evaluate our performance. We also believe that these measures help investors compare our operating performance with our results in prior years. These Non-GAAP financial measures are provided as supplemental information to the financial measures presented in this MD&A that are calculated and presented in accordance with GAAP. These Non-GAAP measures are not comparable to GAAP and may not be comparable to similarly described Non-GAAP measures reported by other companies, including those within our industry. Consequently, our Non-GAAP measures should not be evaluated in isolation, but rather, should be considered together with the most directly comparable GAAP measure in our financial statements for the periods presented. The Non-GAAP financial measures we present in this MD&A should not be considered a substitute for, or superior to, financial measures determined or calculated in accordance with GAAP.
Distributable Operating Earnings
We use DOE to assess operating results and the performance of our businesses. We define DOE as net income after applicable taxes excluding the impact of depreciation and amortization, deferred income taxes related to basis and other changes, and breakage and transaction costs, as well as certain investment and insurance reserve gains and losses, including gains and losses related to asset and liability matching strategies, non-operating adjustments related to changes in cash flow assumptions for future policy benefits and change in market risk benefits, and is inclusive of returns on equity invested in certain variable interest entities and our share of adjusted earnings from our investments in certain associates.
DOE is a measure of operating performance that is not calculated in accordance with, and does not have any standardized meaning prescribed by GAAP. DOE is therefore unlikely to be comparable to similar measures presented by other issuers. We believe our presentation of DOE is useful to investors because it supplements investors’ understanding of our operating performance by providing information regarding our ongoing performance that excludes items we believe do not directly affect our core operations. Our presentation of DOE also provides investors enhanced comparability of our ongoing performance across years.
Adjusted Equity
Adjusted Equity represents the total economic equity of our company through our class A, B and C shares, excluding the impact of accumulated other comprehensive income and the accumulated after tax impact of certain adjustments related to mark-to-market gains and losses on investments, derivatives and insurance contracts.
We use Adjusted Equity to assess our return on our equity and believe it supplements investors’ understanding of our operating performance by providing information regarding our ongoing performance that excludes items we believe do not directly affect our core operations. For comparability with peers and to align with our measure of operating performance, we changed the composition of Adjusted Equity in the second quarter of 2025 to exclude non-controlling interest and the accumulated after tax impact of certain investment and insurance reserve gains and losses. We have restated all applicable comparative information.
Total Corporate Liquidity and Total Liquidity
Corporate Liquidity is a measure of our liquidity position and includes cash and cash equivalents, undrawn revolving credit facilities and liquid financial assets held by non-regulated corporate entities. Total Liquidity includes liquidity within our regulated insurance entities.

The following contains further details regarding our use of the Non-GAAP measures, as well as a reconciliation of GAAP consolidated net income and total equity to these measures:
Reconciliation of Non-GAAP Measures
The following table reconciles our net income to DOE:

FOR THE THREE MONTHS ENDED MAR. 31 US$ MILLIONS	2026	2025
Net loss	$(602)	$(282)
Mark-to-market losses (gains) on investments, including reinsurance funds withheld(1)	895	210
Mark-to-market losses (gains) on insurance contracts and other net assets(2)(3)	182	587
Deferred income tax expense (recovery) relating to basis and other changes	(136)	(183)
Transaction costs	46	41
Depreciation and amortization expenses	53	64
DOE	$438	$437
__________________________
(1)“Mark-to-market losses (gains) on investments, including reinsurance funds withheld” primarily represent mark-to-market gains or losses on our investments and reinsurance funds withheld. Mark-to-market gains or losses on our investments are presented as “Investment related gains (losses)” on the statements of operations. See Note 10, “Net Investment Income and Investment Related Gains (Losses)” in the notes to the financial statements for additional details. Mark-to-market gains or losses on reinsurance funds withheld are included in “Net investment results from reinsurance funds withheld” and represent the change in fair value of their embedded derivative during the period. See Note 9, “Derivative Instruments” in the notes to the financial statements for additional details.
(2)“Mark-to-market losses (gains) on insurance contracts and other net assets” principally represents the mark-to-market effect on insurance-related liabilities, net of reinsurance, due to changes in market risks (e.g., interest rates, equity markets and equity index volatility). These mark-to-market effects are primarily included in “Interest sensitive contract benefits”, “Change in fair value of insurance-related derivatives and embedded derivatives” and “Change in fair value of market risk benefits” on the statements of operations. See the following notes to the financial statements for additional information: (i) Note 9, “Derivative Instruments”; (ii) Note 17, “Policyholders’ Account Balances”; and (iii) Note 18, “Market Risk Benefits”.
(3)Included in “Mark-to-market losses (gains) on insurance contracts and other net assets” are “returns on equity invested in certain variable interest entities” and “our share of adjusted earnings from our investments in certain associates” as stated in the definition of DOE. “Returns on equity invested in certain variable interest entities” primarily represent equity-accounted income from our investments in real estate partnerships and investment funds and are included in “Net investment income” on the statements of operations. Additionally, “our share of adjusted earnings from our investments in certain associates” represents our share of DOE from AEL following the announcement of our acquisition in the third quarter of 2023, which is no longer applicable given our acquisition of AEL in May 2024.
The following table reconciles our GAAP total equity to Adjusted Equity:

AS OF MAR. 31 US$ MILLIONS	2026	2025
Total equity	$16,891	$13,010
Less:
Accumulated other comprehensive income	(707)	(548)
Non-controlling interests	(335)	(771)
Accumulated unrealized mark-to-market losses (gains), net of tax	1,231	482
Adjusted Equity	$17,080	$12,173

Forward-Looking Information
In addition to historical information, this MD&A contains “forward-looking information” within the meaning of applicable securities laws. Forward-looking information may relate to the Company and Brookfield’s outlook and anticipated events or results and may include information regarding the financial position, business strategy, growth strategy, budgets, operations, financial results, taxes, dividends, distributions, plans and objectives of the Company. Particularly, information regarding future results, performance, achievements, prospects or opportunities of the Company, Brookfield’s or the Canadian, U.S. or international markets is forward-looking information. In some cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate” or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, “will” or “will be taken”, “occur” or “be achieved”.
The forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account all information currently available to us. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to us or within our control. If a change occurs, our business, financial condition, liquidity and results of operations may vary materially from those expressed in our forward-looking statements.
We caution that the factors that could cause our actual results to vary from our forward-looking statements described in this MD&A are not exhaustive. The forward-looking statements represent our views as of the date of this MD&A and should not be relied upon as representing our views as of any date subsequent to the date of this MD&A. While we anticipate that subsequent events and developments may cause our views to change, we disclaim any obligation to update the forward-looking statements, other than as required by applicable law. For further information on these known and unknown risks, please see “Risk Factors” included in our most recent annual report on Form 20-F and other risks and factors that are described therein.